SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data as of the dates and for each of the periods indicated. The information set forth below is not necessarily indicative of future results and should be read in conjunction with “Operating and Financial Review and Prospects” and our historical audited consolidated financial statements, which are included elsewhere herein.

We adopted Australian equivalents to International Financial Reporting Standards (“A-IFRS”) for the first time in our financial statements for the year ended June 30, 2006, which included comparative financial statements for the year ended June 30, 2005. AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (“AASB 1”) requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual A-IFRS financial statements (e.g., June 30, 2006). AASB 1 also requires that those policies be applied as of the date of transition to A-IFRS (e.g., July 1, 2004) and throughout all periods presented in the first A-IFRS financial statements. An explanation of how the transition from superseded policies to A-IFRS has affected our financial position, financial performance and cash flows is discussed in Note 28 to the audited consolidated financial statements.

The Securities and Exchange Commission (“SEC”) has adopted a one-time accommodation that permits eligible foreign private issuers, such as our company, to present two years rather than three years of statements of operations, changes in equity and cash flow statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for their first year of reporting under IFRS. Our first annual consolidated financial statements prepared under A-IFRS (which is compliant with IFRS) are for the fiscal year ended June 30, 2006 and this Form 6-K has been prepared in reliance on such SEC accommodation.

The selected consolidated financial data as of and for the years ended June 30, 2006 and 2005 has been derived from our audited consolidated financial statements and the notes thereto included elsewhere herein.

A-IFRS differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Please refer to Note 29 to the audited consolidated financial statements included elsewhere herein for a description of the differences between A-IFRS and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity to U.S. GAAP for the periods and as of the dates indicated.

	Years ended June 30,
	2006	2005
	(In Australian Dollars)
STATEMENT OF OPERATIONS DATA:
A-IFRS
Revenue	1,393,000	161,666
Loss before income tax	(37,685,934)	(20,813,923)
Net loss	(28,166,129)	(16,793,836)
Loss per share - basic and diluted	(0.09)	(0.08)

	As of June 30,
	2006	2005
	(In Australian Dollars)
BALANCE SHEET DATA:
A-IFRS
Total assets	235,486,077	91,866,102
Net assets	175,032,585	79,695,747
Contributed equity	230,377,035	107,883,835

	Years ended June 30,
	2006	2005	2004	2003	2002
	(In Australian Dollars)
STATEMENT OF OPERATIONS DATA:
U.S. GAAP
Revenue	1,393,000	161,666	56,200	-	N/A
Loss from operations	(72,221,844)	(20,560,679)	(10,195,615)	(6,076,013)	N/A
Net loss	(63,481,126)	(16,561,512)	(5,019,974)	(2,268,603)	N/A
Loss per share - basic and diluted	(0.21)	(0.08)	(0.04)	(0.02)	N/A

	As of June 30,
	2006	2005	2004	2003	2002
	(In Australian Dollars)
BALANCE SHEET DATA:
U.S. GAAP
Total assets	219,903,245	100,063,276	41,295,099	8,220,492	N/A
Net assets	172,598,133	87,650,337	37,794,706	7,140,316	N/A
Contributed equity	269,361,617	117,798,149	51,030,718	15,428,635	N/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition, and results of operations of the company. The words “estimate”, “project”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Act Reform of 1995. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements.

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein. Our consolidated financial statements have been prepared in accordance with A−IFRS and reconciled to U.S. GAAP. The SEC has adopted an accommodation permitting eligible foreign private issuers, such as our company to file two years rather than three years of statements of operations, changes in shareholders' equity and cash flow statements prepared in accordance with IFRS for their first year of reporting under IFRS. The fiscal year 2006 is our first year of operating under A−IFRS (which is compliant with IFRS) and this Form 6-K has been prepared in reliance on such SEC accommodation. As a result, the operating and financial review that follows covers the fiscal year 2006 and the comparable financial year 2005.

In this Report, references to “A$” are to Australian dollars and references to “US$” and “US dollars” are to United States dollars.

Background

pSivida Limited, or pSivida, together with its subsidiaries, referred to as the "Company", is incorporated in Perth, Australia. We are a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Our core focus is the development and commercialization of products based on our Durasert™, BioSilicon™ and Codrug™ technologies.

The DurasertTM technology, obtained as part of the acquisition of CDS, uses a drug core with one or more surrounding polymer layers. The drug permeates through the polymers into the body at a controlled and pre-determined rate for extended periods of time. Two products - Vitrasert™ and Retisert™ - are FDA approved and licensed to Bausch & Lomb, and a third product candidate, Medidur™ is in phase III trials with our collaboration partner, Alimera Sciences.

BioSilicon™, which uses nanostructured elemental silicon, has been shown to be biodegradable and biocompatible. BrachySil™, a targeted oncology product which comprises a combination of BioSilicon™ and the isotope 32Phosphorus, a proven anti-cancer therapeutic, is in phase II clinical trials for the treatment of primary liver cancer and pancreatic cancer. BioSilicon offers multiple other potential applications across the healthcare sector, including controlled slow release drug delivery, tissue engineering and orthopedics.

CoDrug™ allows for the simultaneous release of two or more drugs at a controlled rate from the same product. A library of CoDrug™ compounds has been synthesized and Phase I clinical trials have been undertaken for post-surgical and two dermatological indications.

On May 18, 2001, the Company re-listed on the Australian Stock Exchange (ASX Code: PSD). Our shares are also listed in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705), in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD and on the NASDAQ Global Market under the ticker symbol PSDV.

A. OPERATING RESULTS

As a result of the acquisition of pSivida, Inc. in December 2005 (formerly Control Delivery Systems, Inc., or CDS), there was a significant shift in both revenues and expenses from Australian dollars to US dollars. As a result, the majority of the Company’s revenue and expense transactions are now denominated in US dollars and to a lesser extent, in Australian dollars and Pounds Sterling.

Overview

In September 2005, we raised approximately US$4.3 million (A$5.7 million) of gross proceeds in a private placement structured as a private investment in public equity, commonly known as a PIPE. In the PIPE, we sold 665,000 ADSs to investors at US$6.50 per ADS and issued three-year warrants exercisable for 133,000 ADSs at US$12.50 per ADS.

On October 3, 2005, we entered into a merger agreement with CDS, a Boston-based company engaged in the design and development of drug delivery products. The merger agreement provided that a newly-formed subsidiary of pSivida would merge into CDS, with CDS surviving the merger as a wholly-owned subsidiary of pSivida with the name of pSivida Inc. After approval by the required majorities of both companies’ shareholders and the fulfillment of other closing conditions, the merger was completed on December 30, 2005. Pursuant to the merger, we issued a total of 161,047,790 ordinary shares (represented by 16,104,779 ADSs) consisting of (i) 150,820,380 ordinary shares (represented by 15,082,038 ADSs) in exchange for the outstanding CDS common and preferred shares on the date of the acquisition in accordance with the merger agreement, (ii) 1,211,180 nonvested ordinary shares (represented by 121,118 nonvested ADSs) in connection with CDS employee retention agreements, and (iii) 9,016,230 nonvested ordinary shares (represented by 901,623 nonvested ADSs) in exchange for the nonvested shares of CDS common stock outstanding on the date of the acquisition in accordance with retention agreements between CDS and its officers and employees. As of December 31, 2005, the ADSs received by the former CDS stockholders represented approximately 41.3% of the capital stock of the combined company. Certain former shareholders of CDS received cash rather than ADSs for their CDS shares. In addition, each outstanding option to purchase CDS stock was assumed by us and converted into an option to acquire such number of ADSs as the holder would have been entitled to receive in the merger if such holder had exercised such option in full immediately before completion of the merger. In connection with the merger, we entered into a registration rights agreement pursuant to which we agreed to file a registration statement covering the resale of the ADSs issued in the merger.

On October 27, 2005, we signed a license with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil in China. Under the terms of the license, we will manufacture BrachySil and Beijing Med-Pharm will be responsible for clinical development, securing regulatory approval, marketing and distribution in China. pSivida will retain manufacturing rights for BrachySil under the license.

On November 16, 2005, we issued a subordinated convertible promissory note in the principal amount of US$15 million (A$20.5 million) to an institutional investor in a private placement. The note bears interest at a rate equal to 8% per year, which we can pay in ADSs instead of cash if certain conditions are met. The note has a term of three years and was initially convertible into ADSs at a conversion price of US$7.10 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, the market price of ADSs for the ten trading days ending August 5, 2006, if such price was lower than US$6.57. We also issued a warrant with a term of six years which entitled the institutional investor to purchase up to 633,803 ADSs at US$7.20 per ADS, also subject to adjustment upon specified events. Since the completion of our rights issue on June 14, 2006, the exercise price under the warrant was adjusted to US$7.17 per ADS. We have also entered into a registration rights agreement pursuant to which we have agreed to file a registration statement covering the resale of the ADSs underlying the note (as well as any ADSs received by the institutional investor as interest under the note) and the warrant, as soon as practicable and to have the registration statement declared effective within 180 days of issuance of the note and warrant. The gross proceeds received by us in the private placement were US$15.0 million, and may increase to approximately US$19.6 million if the warrant is exercised in full in cash. We expect to use these proceeds for the expanded development of BioSilicon™ and for general corporate purposes.

On February 10, 2006, we announced that Bausch & Lomb and Novartis Ophthalmics, a business unit of Novartis Pharmaceutical Corp., had reached an agreement to co-promote Retisert in the United States.

On February 21, 2006, we reported that preliminary data from Bausch & Lomb’s clinical trial of Retisert for the treatment of chronic non-infectious posterior segment uveitis showed a lower recurrence rate in eyes receiving Retisert than in non-implanted eyes. This study involved 278 patients from 27 hospitals in the United States and one in Singapore. The study showed that, at three years, control of uveitis in eyes implanted with Retisert was better than in non-implanted eyes, but was less effective than at two years and that some eyes may need to be re-implanted between 24 and 36 months. In the study, patients received either a 0.59 mg or a 2.1 mg Retisert device. Data presented was the aggregate of the two doses. At three years, the recurrence rate of uveitis was 33% in the eye receiving Retisert compared to 57% of fellow eyes. A greater number of eyes receiving Retisert experienced an improvement in vision of at least 15 letters (three lines on an eye chart) compared to fellow eyes (22% versus 6%). 45% of eyes receiving Retisert required an operation to relieve elevated intraocular pressure and 92% developed a cataract.

On March 17, 2006, we announced that our ADSs had been included in the Nanotechnology.com ‘Small Technology’ Index. Nanotechnology.com is owned by The Nanotech Company, LLC an independent advisory firm specializing in advising nanotechnology companies.

On March 20, 2006, we announced that an independent audit of our Boston, Massachusetts facility performed by a European Qualified Person had resulted in the issuance of a certificate indicating that our product Medidur™ is manufactured to the standard of Good Manufacturing Practice (GMP) set out in European Union directive 2003/94/EC and the EC Guide to Good Manufacturing Practice.

On March 21, 2006, we announced that following a planned interim review, an independent data safety monitoring board, commonly known as a DSMB, had recommended the continuation of the Phase 3 clinical trial being conducted by us and Alimera Sciences involving our product Medidur™.

On April 3, 2006, we reported that randomized safety and efficacy trials conducted by Bausch & Lomb had demonstrated that after two years, 30% of eyes receiving repeat laser treatment, the current standard of care, had a worsening of their diabetic retinopathy compared with only 10% of eyes receiving a Retisert implant. We also reported that Retisert reduced retinal thickening involving the center most part of the macula responsible for sharp, central vision, or fovea, and led to a statistically significant three line improvement in vision compared to the current standard of care. The study involved 277 patients from hospitals in the U.S.

On April 6, 2006, we reported that randomized safety and efficacy trials conducted by Bausch & Lomb had demonstrated that after two years, the recurrence rate for uveitis was significantly lower in eyes receiving Retisert than in eyes receiving systemic corticosteroid or other immunosuppressive agents, the current standard of care. The study involved 146 patients across ten countries in Europe and the Middle East.

On April 6, 2006, we entered into an evaluation agreement with an undisclosed large medical device company to evaluate cardiovascular delivery of drugs using our drug delivery technologies.

On May 25, 2006, we announced that the phase IIb clinical trial for inoperable primary liver cancer for BrachySil had been extended to centers in Vietnam and Malaysia and that we were negotiating an extension to centers in the Philippines and Taiwan. In addition, we announced that the phase IIa clinical trial for the treatment of pancreatic cancer for BrachySil was expected to commence in June 2006 in hospitals in London and Singapore.

On May 30, 2006, we announced that the Medicines and Healthcare Products Regulatory Agency in the UK granted approval for the first human study of BrachySil for the treatment of inoperable pancreatic cancer. This six month phase IIa clinical trial study is expected to involve 15 patients at the Guy’s and St Thomas’ Hospitals in London and Singapore General Hospital, which are leading centers for cancer treatment.

On June 7, 2006, we announced that regulatory agencies in the UK, Canada and India have approved the start of Phase III clinical trials for our product device Medidur™ for use in the treatment of Diabetic Macular Edema (DME).

On June 8, 2006, we announced that our subsidiary AION Diagnostics had discovered that BioSilicon™ can be detected on the following key imaging platforms: x-ray, ultrasound, CT and MRI. This property of BioSilicon™ is expected to allow it to be used in tissue marker, contrast agent products and molecular imaging products currently under development by AION Diagnostics.

On June 14, 2006, we announced that our Non-Renounceable Rights Issue had closed. Proceeds of A$6,309,487, before costs, were raised through the issuance of 10,515,811 new ordinary shares at a price of A$0.60 per share. This represented a subscription of 22% of the total shares available for subscription under the rights issue.

On July 6, 2006, we announced that BioSilicon™ has shown the capability to act as an adjuvant when delivered with an antigen. An adjuvant is any substance that is capable of enhancing a host response towards an active agent and is often used in conjunction with antigens to enhance the immune response of humans and animals. An antigen is any substance capable of eliciting an immune response. A patent application has been filed in the UK for the use of BioSilicon™ as an adjuvant.

On July 28, 2006, we signed an agreement revising the terms of the subordinated convertible promissory note that we issued on November 16, 2005 to an institutional investor. The note continues to have a three year term and bears 8% interest payable quarterly. We may make future interest payments in the form of our NASDAQ-listed ADSs or, at our sole option, we may make such payments in cash. The note is now convertible into ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, if 108% of the market price of ADSs for the ten trading days ending April 30, 2007 is lower than the current conversion price. In connection with the amendment, we prepaid US$2.5 million of the outstanding principal note and agreed to prepay US$1.0 million in related penalties, which were paid on September 14, 2006. The investor retains its existing warrants to purchase 633,803 additional ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS. In connection with the amendments, we agreed with the institutional investor to extend the deadline for the registration statement required by the registration rights agreement with the selling security holder to be declared effective by the SEC through October 15, 2006, with increased penalties if that deadline is missed. The Company’s Registration Statement was declared effective on September 29, 2006. We have also been released from the restrictions on future fundraising transactions contained in the note documentation. We also granted the investor an additional warrant to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS and a security interest in our current royalties, subject to release of that security upon any disposition by us of the royalty stream.

On July 31, 2006, we announced that Gavin Rezos had resigned for personal and family reasons as Managing Director and CEO of pSivida and its subsidiaries. Mr. Rezos has agreed to make himself available in Australia as we may request his assistance to achieve certain goals pending the appointment of a permanent replacement.

On September 19, 2006, we announced the initiation of a Phase II clinical trial for Mifepristone as an eye drop treatment for steroid associated elevated intraocular pressure (IOP). The trial will involve up to 45 patients in the United States.

On September 26, 2006 the Company closed an agreement with Absolute Europe Catalyst Fund, Absolute Octane Fund and Australian IT Investments Limited to purchase US$6.5 million ($8.5 million) of Subordinated Convertible Debentures convertible into pSivida ADSs at a conversion price of US$2.00 per ADS ($0.27 per ordinary share). The debentures will mature three years from the date of closing and will bear 8% interest payable quarterly in arrears and/or ADSs at an 8% discount to the 10 day volume weighted average closing price (‘VWAP’). The Company has issued to the investors warrants exercisable for a number of ADSs equal to 90% of the aggregate principal amount of the outstanding New Notes divided by the conversion price with an exercise price of US$2.00 and a term of five years. The Company may redeem the notes at any time by payment of 108% of the face value and may force conversion when the ADS price remains above US$4.00 for a set period of 25 days.

On October 10, 2006, we announced that the first patient has been implanted with BrachySil™ for the treatment of inoperable pancreatic cancer at Guys and St Thomas’ NHS Foundation Trust Hospital in London, a major centre for cancer therapy in the United Kingdom.

On October 17, 2006, the Company closed an agreement further revising the terms of the subordinated convertible promissory note that was issued on November 16, 2005 to an institutional investor. The Company has been released from the requirement to hold a net cash balance in excess of 30% of the amount of the note outstanding until March 30, 2007. Up to and including March 30, 2007, the net cash balance required to be held by the Company has been reduced to $2,054,513 (US$1,500,000). The Company will be required to make a one-time payment of US$800,000 on December 28, 2006 and three equal payments of US$150,000 on January 31, 2007, February 28, 2007 and March 31, 2007. Following the Company’s Registration Statement being declared effective on September 29, 2006, the Company is permitted 30 days to cure a loss of effectiveness or non-compliance before an event of default under the amended convertible note occurs.

Recently Issued Accounting Pronouncements Applicable to pSivida

Australian Pronouncements

The Company has adopted A-IFRS for the first time in its financial statements for the year ended June 30, 2006, which included comparative financial statements for the year ended June 30, 2005. Compliance with A-IFRS ensures compliance with International Financial Reporting Standards. AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (“AASB 1”) requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual A-IFRS financial statements (e.g., June 30, 2006). AASB 1 also requires that those policies be applied as of the date of transition to A-IFRS (e.g., July 1, 2004) and throughout all periods presented in the first A-IFRS financial statements. An explanation of how the transition from superseded policies to A-IFRS has affected the Company’s financial position, financial performance and cash flows is discussed in Note 28 to the consolidated financial statements.

In applying A-IFRS, we relied on an exception to such accounting standards with respect to the valuation of options issued to employees and directors. Under AASB 2 “Share-based Payment” (“AASB2”), the fair value of share options issued to employees and directors is determined at grant date and expensed over the expected vesting period of the options. Upon transition to A-IFRS, we elected not to retrospectively recognize share based payments that were granted before November 7, 2002 and share based payments granted after November 7, 2002 that vested before January 1, 2005. As a result of this election, we did not apply Black-Scholes to the affected equity. Had we elected to retrospectively recognize the value of this equity, share based payments reserve and accumulated deficit would have increased. This would not have had any effect on the overall total equity of our Company.

United States Pronouncements

Please refer to Note 30(e) of the consolidated financial statements for recently issued but not yet adopted accounting pronouncements in the United States that are applicable to the Company.

Exchange Rate Information

The following table sets forth, for the period and dates indicated, certain information regarding the rates of exchange of A$1.00 into the US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate.

Month	High	Low
April 2006	0.7109	0.7604
May 2006	0.7781	0.7509
June 2006	0.7527	0.7284
July 2006	0.7664	0.7407
August 2006	0.7699	0.7568
September 2006	0.7704	0.7461

The noon buying rate on October 30, 2006 was US$0.7692 = A$1.00

Year ended June 30,	At period end	Average rate	High	Low
2002	0.5628	0.5237	0.5748	0.4841
2003	0.6713	0.5844	0.6729	0.5280
2004	0.6952	0.7134	0.7979	0.6390
2005	0.7618	0.7534	0.7974	0.6880
2006	0.7423	0.7475	0.7781	0.7056

Results of Operations For the Year Ended June 30, 2006 Compared to the Year Ended June 30, 2005

Net Loss

For reasons described further below, our net loss increased to A$28,166,129 for the year ended June 30, 2006 from A$16,793,836 for the year ended June 30, 2005, an increase of A$11,372,293, or 67.7%. The majority of the increase in net loss in the 2006 period versus the 2005 period is primarily attributable to the acquisition transaction and the inclusion of pSivida Inc. (formerly CDS) from December 30, 2005 and those costs associated with the commencement of the BrachySilTM primary live cancer Phase IIb dose profiling study which commenced in October 2005.

Revenue

Revenue increased to A$1,393,000 for the year ended June 30, 2006 from A$161,666 for the year ended June 30, 2005, an increase of A$1,231,334 or 761.7%. The increase in revenue is attributable to A$1,324,069 of royalty and collaborative research and development revenue from pSivida, Inc. acquired in December of 2005.

Other Income

Other income decreased to A$580,633 for the year ended June 30, 2006 from A$660,400 for the year ended June 30, 2005, a decrease of A$79,767 or 13.7%. Other income consisted primarily of interest income and the decrease is attributable to reduced levels of cash held by the Company throughout the year.

Selling, General and Administrative

Selling, general and administrative costs increased to A$21,392,944 for the year ended June 30, 2006 from A$11,693,006 for the year ended June 30, 2005, an increase of A$9,699,938, or 83.0%. This increase is primarily due to the amortization of intangible assets acquired which increased to A$9,316,078 for the year ended June 30, 2006 from A$6,070,231 for the year ended June 30, 2005, an increase of A$3,245,847. The increase is also the result of employee benefits expense which increased to A$5,422,292 for the year ended June 30, 2006 from A$1,548,617 for the year ended June 30, 2005, an increase of A$3,873,675. These increases are largely the result of the acquisition of CDS, the resulting additional annual legal and accounting professional advisor costs incurred in complying with the U.S. legal, regulatory and statutory reporting requirements, and increased investor relations activities and travel costs.

Research and Development

Research and development expense increased to A$17,855,265 for the year ended June 30, 2006 from A$8,287,930 for the year ended June 30, 2005, an increase of A$9,567,335, or 115.4%. Approximately A$4.9 million of the increase was attributable to operations related to pSivida, Inc. The remaining increase of A$4.7 million was primarily attributable to the commencement of a BrachySil primary liver cancer Phase IIb dose profiling study in October 2005, together with a related increase in headcount, principally at our Malvern, UK and Singapore offices to support the commencement of the trial.

Interest and Finance Costs

Interest and finance costs increased to A$4,544,084 for the year ended June 30, 2006 from A$31,569 for the year ended June 30, 2005, an increase of A$4,512,515. These interest and finance costs incurred for the year ended June 30, 2006 were primarily due to A$1,073,051 of interest expense and A$2,972,608 of amortization of the discount and issuance costs components of the convertible note issued in November 2005. A portion of the increase was also attributable to penalties made in respect of the convertible note amounting to A$498,425.

Change in Fair Value of Derivative

Change in fair value of derivative decreased to A$3,407,915 for the year ended June 30, 2006 from A$Nil for the year ended June 30, 2005, a decrease of A$3,407,915. This is a direct result of issuing the subordinated convertible promissory note on November 16, 2005, whereby the value of the derivatives embedded in the loan note have been determined at fair value and changes over time are revalued on a marked to market basis.

Foreign Exchange Gain/(Loss)

Foreign exchange gain/(loss) increased to a gain of A$724,811 for the year ended June 30, 2006 from a loss of A$1,623,484 for the year ended June 30, 2005, an increase of A$2,348,295. This increase was primarily due to the recognition of significant unrealized foreign exchange gains caused by the strengthening in the Pound Sterling and the U.S. dollar against the Australian dollar foreign exchange rates on foreign currency transactions during the year and on significant cash deposits held in foreign currencies.

Income Tax Benefit

Income tax benefit increased to A$9,519,805 for the year ended June 30, 2006 from A$3,620,891 for the year ended June 30, 2005, an increase of A$5,898,914, or 162.9%. The majority of this increase, A$5,061,603 was due to the recognition of additional deferred tax assets attributable to tax losses generated during the year ended June 30, 2006 that are available for carry forward.

Inflation and Seasonality

Our management believes inflation has not had a material impact on our operations or financial condition and that our operations are not currently subject to seasonal influences.

Conditions in Australia

pSivida is incorporated under the laws of, and our principal offices are located in the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

B. LIQUIDITY AND CAPITAL RESOURCES

We have incurred operating losses since inception, and at June 30, 2006, we had an accumulated deficit during the development stage of A$56,928,344. Since our inception, we have relied primarily on the proceeds from sales of our equity and debt securities, consulting revenue, license fees and collaboration payments to fund our operations.

Cash and cash equivalents totaled A$15,446,552 million at June 30, 2006 compared to A$12,892,061 million at June 30, 2005. Under the terms of the convertible note agreement, we had a requirement to maintain net cash balances in excess of 30% of the outstanding principal balance (representing approximately A$6,165,000 at June 30, 2006). In connection with a further amendment of the convertible note agreement dated October 17, 2006, the required minimum cash balance has been reduced to US$1.5 million through March 30, 2007, after which the original 30% requirement will apply.

Net cash used in operating activities totaled A$21,735,693 for the year ended June 30, 2006 compared to A$12,304,598 million for the year ended June 30, 2005. Research and development expenditure was the most significant expenditure item resulting in cash out flows during the years ended June 30, 2006 and 2005 and amounted to A$12,980,180 and A$8,318,054, respectively. The increase of A$4,662,126 was primarily related to research and development activities of CDS, which was acquired on December 30, 2005, and the commencement of the BrachySil™ primary liver cancer Phase IIb dose profiling study. Payments to suppliers and employees during the years ended June 30, 2006 and 2005 were A$10,860,228 and A$4,815,520 million, respectively. The increase in payments from the year ended June 30, 2005 to the year ended June 30, 2006 consisted of increased expenses relating to additional administrative activities and the timing of cash payments related to these activities.

Net cash used in investing activities totaled A$5,561,833 for the year ended June 30, 2006 compared to A$8,055,182 for the year ended June 30, 2005. Cash flows from investing activities during the year ended June 30, 2005 included A$4,644,964 cash paid on the acquisition of the remaining minority interest in pSiMedica and the for the year ended June 30, 2006 included A$4,033,058 cash paid on the acquisition of CDS (net of cash acquired). The reduction in net cash used in investing activities was also attributable to a reduced level of expenditure required on plant and equipment in fiscal 2006 following the completion of our clean room facility in Germany during 2005.

Net cash flows from financing activities totaled A$29,161,715 for the year ended June 30, 2006 compared to A$3,639,078 for the year ended June 30, 2005. Cash flows from financing activities during the year ended June 30, 2006 reflected the following:

▪
in September 2005, we issued 665,000 ADSs (representing 6,650,000 of our ordinary shares) at a price of US$6.50 (A$8.48) each, raising A$5.6 million before costs of A$468,873 through a private investment in public equity (“PIPE”);

▪
in November 2005, we issued a subordinated convertible promissory note in the principal amount of US$15 million (A$20.5 million) before costs of A$607,196 to an institutional investor. That note was amended and partially repaid via a payment of US$3.5 million in August 2006 and is currently in the principal amount of US$12,500,000 and convertible into 6,250,000 ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based on certain events or circumstances, including a reset provision based on the market price as of April 30, 2007; and

▪	in June 2006, we issued 10,515,811 new ordinary shares at a price of A$0.60 each, raising A$6,309,487, before costs, through a Rights Issue

Cash flows from financing activities during the year ended June 30, 2006 and June 30, 2005 also included A$15 and A$3,666,500 respectively received related to the exercise of stock options.

Our existing cash resources are not likely to be sufficient to support the commercial introduction of any of our current product candidates. In order to fund our operations, we will need to raise additional funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. Our future funding requirements will depend upon many factors, including, but not limited to:

▪	Costs and timing of obtaining regulatory approvals;
▪	The costs and timing of obtaining, enforcing and defending our patent and intellectual property;
▪	The progress and success of pre-clinical and clinical trials of BioSilicon™ and Durasert™;
▪	The timing and degree of Retisert™ product sales resulting in royalty revenue;
▪	The progress and number of our research programs in development; and
▪	The success, if any, related to the ongoing evaluations of our technology by third parties.

We do not know whether such additional financing will be available when needed or on terms favorable to us or our stockholders. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or to obtain funds through collaborations with others that are on unfavorable terms or that may require us to relinquish certain rights to our technologies or products, including potentially our Medidur™ product that we would otherwise seek to develop in collaboration with Alimera or our lead BioSilicon™ product that we would otherwise seek to develop on our own.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our primary activity is the development of products based on our Durasert™, BioSilicon™ and Codrug™ technologies. Our research and development expenses were A$17,855,265 and A$8,287,930 during the years ended June 30, 2006 and 2005, respectively. These research and development expenses consisted primarily of costs for research and development personnel, expenses for clinical trials and testing, laboratory facilities and depreciation on property, plant and equipment used solely for research and development activities. Such costs are charged to the operations as incurred. The increase in the latest fiscal year was primarily attributable to an increase in our expenditures on the research and development of the drug delivery platform and the commencement of a BrachySil primary liver cancer Phase IIb dose profiling study in October 2005 along with the addition of the activities of pSivida Inc.

D. TREND INFORMATION

We are a development stage enterprise and it is not possible for us to predict with any degree of accuracy the outcome of the research and commercialization efforts being undertaken.

As in prior periods, expenditure on research and development, as a proportion of total costs, is expected to be significant and increase from the A$17,855,265 incurred during the year ended June 30, 2006, unless cutbacks are required to conserve cash.

Our recent acquisition of CDS will have a significant impact on the nature of our business and operations as a whole and therefore, we expect that our current reported financial information may not be indicative of our future results or financial condition. The results of the operations of CDS have been included since the December 30, 2005 acquisition date.

E. OFF-BALANCE SHEET ARRANGEMENTS

We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DELOITTE TOUCHE TOHMATSU

To The Board of Directors and Shareholders of pSivida Limited

We have audited the accompanying consolidated balance sheets of pSivida Limited (a company incorporated in Western Australia) and subsidiaries (a development stage company) (the “Company”) as of June 30, 2006 and 2005 and the related consolidated statements of operations, cash flows and changes in equity for each of the two years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of pSivida Limited and subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2006, in conformity with the Australian equivalents to International Financial Reporting Standards.

The Australian equivalents to International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, under the revised terms of the subordinated convertible note agreement, the Company is required to hold a net cash balance in excess of US$1,500,000. As of the date of this report, the Company has determined there may be a risk of default associated with maintaining this minimum cash balance. In the event of a default the note holder is entitled to call the full value of the liability. This risk of default, together with the Company’s recurring losses from operations and negative cash flows from operations, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE TOUCHE TOHMATSU
Chartered Accountants

Perth, Australia
October 31, 2006

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Australian Dollars)

	Notes	Years Ended 30 June,
		2006	2005
		$	$
Revenue	2(a)	1,393,000	161,666
Other income		580,633	660,400
Selling, general and administrative		(21,392,944)	(11,693,006)
Research and development		(17,855,265)	(8,287,930)
Finance costs		(4,544,084)	(31,569)
Change in fair value of derivative		3,407,915	-
Foreign exchange gain / (loss), net		724,811	(1,623,484)

Loss before income tax	2(b)	(37,685,934)	(20,813,923)

Income tax benefit	3(a)	9,519,805	3,620,891

Loss for the year		(28,166,129)	(17,193,032)

Loss attributable to minority interest	16	-	399,196

Loss attributable to members of the parent entity	15	(28,166,129)	(16,793,836)

Basic loss per share	22	(0.09)	(0.08)
Diluted loss per share	22	(0.09)	(0.08)

This consolidated statement of operations should be read in conjunction with the accompanying notes to the financial statements.

CONSOLIDATED BALANCE SHEETS
(In Australian Dollars)

	Notes	As at 30 June,
		2006	2005
		$	$
Current Assets
Cash and cash equivalents	17(a)	15,446,552	12,892,061
Trade and other receivables	5	1,001,486	709,418
Prepayments		632,154	322,933
Total Current Assets		17,080,192	13,924,412

Non-Current Assets
Property, plant and equipment, net	6	3,139,549	3,273,663
Goodwill	7	53,159,229	23,305,698
Other intangible assets	8	162,107,107	51,362,329
Total Non-Current Assets		218,405,885	77,941,690
Total Assets		235,486,077	91,866,102

Current Liabilities
Trade and other payables	9	7,416,013	1,967,718
Other payables, related party	9	-	50,102
Deferred revenue		2,668,574	-
Borrowings	10	11,219,697	-
Other financial liabilities	11	2,465,416	-
Provisions	12	192,920	29,879
Total Current Liabilities		23,962,620	2,047,699

Non-Current Liabilities
Borrowings	10	3,940,092	-
Deferred tax liabilities	3(c)	32,550,780	10,122,656
Total Non-current Liabilities		36,490,872	10,122,656
Total Liabilities		60,453,492	12,170,355
Net Assets		175,032,585	79,695,747

Equity
Issued capital	13	230,377,035	107,883,835
Reserves	14	1,583,894	574,127
Deficit accumulated prior to development stage	15(a)	(3,813,181)	(3,813,181)
Deficit accumulated during development stage	15(b)	(53,115,163)	(24,949,034)
Total Equity		175,032,585	79,695,747

This consolidated balance sheet should be read in conjunction with the accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Australian Dollars)

	Consolidated
	Issued capital	Foreign currency translation reserve	Option premium reserve	Employee equity-settled benefits reserve	Accumulated deficit	Minority interest	Total
	$	$	$	$	$	$	$
Balance at July 1, 2004	49,957,982	-	-	39,689	(11,968,379)	1,583,200	39,612,492

Loss attributable to members of the parent entity	-	-	-	-	(16,793,836)	-	(16,793,836)
Exchange differences arising on translation of foreign operations	-	(350,287)	-	-	-	79,361	(270,926)
Minority interest share of loss	-	-	-	-	-	(399,196)	(399,196)
Total recognized income and expense for the year	-	(350,287)	-	-	(16,793,836)	(319,835)	(17,463,958)
Share-based payments issued as consideration for acquisition, net of issue costs	57,925,853	-	292,828	-	-	-	58,218,681
Share-based compensation attributable to options issued	-	-	-	591,897	-	-	591,897
Reversal of minority interest due to acquisition	-	-	-	-	-	(1,263,365)	(1,263,365)
Balance at June 30, 2005	107,883,835	(350,287)	292,828	631,586	(28,762,215)	-	79,695,747

Balance at July 1, 2005	107,883,835	(350,287)	292,828	631,586	(28,762,215)	-	79,695,747

Loss attributable to members of the parent entity	-	-	-	-	(28,166,129)	-	(28,166,129)
Exchange differences arising on translation of foreign operations	-	(2,673,668)	-	-	-	-	(2,673,668)
Total recognized income and expense for the year	-	(2,673,668)	-	-	(28,166,129)	-	(30,839,797)
Shares issued for cash, net of issue costs	10,988,877	-	-	-	-	-	10,988,877
Share-based payments issued as consideration for acquisition, net of issue and registration costs	110,805,519	-	642,251	-	-	-	111,447,770
Equity portion of convertible note	-	-	1,706,592	-	-	-	1,706,592
Exercise of options	27,506	-	(27,506)	-	-	-	-
Share-based compensation attributable to nonvested ADSs, options and warrants issued	671,298	-	72,860	1,289,238	-	-	2,033,396
Balance at June 30, 2006	230,377,035	(3,023,955)	2,687,025	1,920,824	(56,928,344)	-	175,032,585

This consolidated statement of changes in equity should be read in conjunction with the accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Australian Dollars)

	Notes	Years Ended June 30,
		2006	2005
		$	$
Cash flows from operating activities
Receipts from customers		1,982,174	-
Payments to suppliers, employees and consultants		(10,860,228)	(4,815,520)
Interest received		574,582	667,310
Income tax paid		-	-
Research and development expenditure paid		(12,980,180)	(8,318,054)
Income received in advance		486,780	-
Other revenue received		68,931	161,666
Interest paid		(1,007,752)	-
Net cash used in operating activities	17(b)	(21,735,693)	(12,304,598)

Cash flows from investing activities
Purchase of property, plant and equipment		(1,554,681)	(3,410,218)
Proceeds from sale of property, plant and equipment		25,906	-
Net cash paid for acquisition of business	17(d)	(4,033,058)	-
Net cash paid for increased interest in subsidiary		-	(4,644,964)
Net cash used in investing activities		(5,561,833)	(8,055,182)

Cash flows from financing activities
Proceeds from issue of ordinary shares		11,945,604	3,666,500
Payment of share issue and registration costs		(2,045,430)	(27,422)
Proceeds from borrowings		20,500,500	-
Payment of borrowing costs		(1,238,959)	-
Net cash provided by financing activities		29,161,715	3,639,078
Net increase / (decrease) in cash and cash equivalents		1,864,189	(16,720,702)
Cash and cash equivalents at the beginning of the financial year		12,892,061	31,350,656
Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies		690,302	(1,737,893)
Cash and cash equivalents at the end of the financial year	17(a)	15,446,552	12,892,061

This consolidated statement of cash flows should be read in conjunction with the accompanying notes to the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

1.	Summary of Significant Accounting Policies

Background

pSivida Limited, or pSivida, together with its subsidiaries, referred to as the ‘Company’, ‘consolidated entity’ or the ‘Group’, is incorporated in Western Australia and is committed to biomedical applications of nano-technology and has as its core focus the development and commercialization of drug delivery products in the healthcare sector, initially in ophthalmology and oncology.

On May 18, 2001, pSivida re-listed on the Australian Stock Exchange (ASX Code: PSD). pSivida’s shares are also listed in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705), in the United Kingdom on the OFEX International Market Service (‘IMS’) under the ticker symbol PSD and on the NASDAQ National Market under the ticker symbol PSDV.

The financial statements were authorized for issue by the directors on October 31, 2006.

Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards (‘A-IFRS’). Compliance with A-IFRS ensures that the consolidated financial statements and notes of the consolidated entity comply with International Financial Reporting Standards (‘IFRS’). The parent entity financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 32 ‘Financial Instruments: Disclosure and Presentation’ as the Australian equivalent Accounting Standard, AASB 132 ‘Financial Instruments: Disclosure and Presentation’ (‘AASB 132’) does not require such disclosures to be presented by the parent entity where its separate financial statements are presented together with the consolidated financial statements of the consolidated entity.

The financial report has been prepared on the basis of historical cost, except derivative financial instruments which are measured at fair value. Cost is based on the fair values of the consideration given in exchange for assets.

The consolidated entity changed its accounting policies on July 1, 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 ‘First-Time Adoption of Australian Equivalents to International Financial Reporting Standards’, with July 1, 2004 as the date of transition except for financial instruments (refer Note 1(s)). An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity’s financial position, financial performance and cash flows is discussed in Note 28.

In the application of A-IFRS, management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis for making the judgments. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2006, the comparative information presented in these financial statements for the year ended June 30, 2005, and in the preparation of the opening A-IFRS balance sheet at July 1, 2004 (as disclosed in Note 28), the consolidated entity’s date of transition, except for the accounting policies in respect of financial instruments. The consolidated entity has not restated comparative information for financial instruments, including derivatives, as permitted under the first-time adoption transitional provisions.

A reconciliation of the major differences between these principles and those applicable in the United States of America (‘US GAAP’) is included in Note 29.

The consolidated financial statements are presented in Australian dollars ($) unless otherwise stated.

Development Stage — Risks and Uncertainties

As a development stage enterprise, the Company’s prospects are subject to the risks and uncertainties frequently encountered by companies, which have not yet commercialized any applications of their technology, particularly in new and evolving markets. pSivida’s operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding the operations, the number and mix of potential customers, potential pricing of future products by the Company and its competitors, new technology introduced by the Company and its competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the biotechnology industry and general economic conditions.

pSivida will continue to review the need to seek additional funding through public and private financing and/or through collaboration or other arrangements with corporate partners. The Company cannot be certain that they will be able to raise any required funding or capital, on favorable terms or at all, or that they will be able to establish corporate collaborations on acceptable terms, if at all. If the Company is unable to obtain such additional funding or capital, they may be required to reduce the scope of their development plans.

pSivida’s experience in exploiting their technology is limited. The Company cannot be certain that their operations will be profitable in the short-term, or at all. If pSivida fails in any of their efforts to establish or expand their business, the results of operations, financial condition and liquidity of the Company could be materially adversely affected. The Company cannot be certain that they will be able to obtain or retain any permits required by the Company to market, sell and deliver its technology. Any of these factors could result in cessation of pSivida’s operations.

The date of inception of the development stage was December 1, 2000, being the date that pSivida (formerly Sumich Group Limited) was re-listed on the Australian Stock Exchange following a recapitalization and restructure. It was after this recapitalization and restructure that the Company acquired an interest in pSiMedica Limited, or pSiMedica, and commenced its research and development activities. Balances at inception of the development stage represent the Company’s statement of financial position balances post-recapitalization and restructure.

Going concern basis

The financial report has been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realization of assets and settlement of liabilities in the normal course of business.

At June 30, 2006, the consolidated entity had current assets of $17,080,192 and current liabilities of $23,962,620, resulting in net current liabilities of $6,882,428. For the year ended June 30, 2006, the consolidated entity incurred a negative operating cash flow of $21,735,693 and a net loss for the year of $28,166,129.

During the year ended June 30, 2006, the Company entered into a subordinated convertible note agreement. As at the date of this report, the Company has determined that there may be a risk of default associated with maintaining the minimum net cash balance of US$1.5 million ($2.1 million) in accordance with the amended note agreement of October 17, 2006. In the event of a default, in accordance with the terms of the convertible loan note agreement, the note holder is entitled to call the full face value of the liability ($20.5 million at June 30, 2006) in cash.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Having regard to these matters, the Directors are nonetheless of the opinion that the going concern basis upon which the financial report is prepared continues to be appropriate for the following reasons:

(i)	between balance date and the date of this report, the Company has sold US$6.5 million ($8.5 million) of Subordinated Convertible Debentures as further described in Note 21;

(ii)
subsequent to June 30, 2006 the Company closed an agreement to revise the terms of the convertible note as further described in Note 21. This included the rescheduling of capital repayments with two repayments of US$6.25 million ($8.56 million) in July 2007 and January 2008, respectively;

(iii)
in the event of a default under the terms of the convertible note the Directors believe that they will be able to reach agreement on further revisions to the terms of the convertible note without the debt being called; and

(iv)
the Directors believe that the Company has the capacity to raise additional working capital either through the issue of additional equities or new debt issued to third parties, or a combination of debt and equity.

The Directors are of the opinion that the basis upon which the financial statements are prepared is appropriate in the circumstances. However, in the event that the convertible note is not converted into issued share capital, or the Company is not able to meet certain requirements under the convertible note or attain or maintain the effectiveness of or compliance with applicable regulations with respect to the registration statement and, as a result of any of the foregoing, the convertible note is required to be repaid in cash, there is substantial doubt as to whether the Company could continue as a going concern. Should the Company or the consolidated entity not continue as a going concern and pay their debts as and when they fall due, they may be unable to realize their assets, and discharge their liabilities in the normal course of business and at the amounts stated in the financial statements.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company and the consolidated entity be unable to continue as a going concern.

Significant accounting policies

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a)	Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being pSivida Limited (the ‘parent entity’) and its subsidiaries as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

On acquisition and step acquisition (including increase in interests in subsidiaries), the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. If, after reassessment, the fair value of the identifiable net assets acquired exceeds the cost of acquisition, the deficiency is credited to profit and loss in the period of acquisition.

On acquisition the interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

The consolidated financial statements include information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entity. On acquisition the accounting policies of all subsidiaries are aligned with the policies of the Group.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealized profits arising within the consolidated entity are eliminated in full.

(b)	Foreign currency

Functional and presentation currency
The functional currency of each entity is measured using the currency of the primary economic environment in which that entity operates. Entities within the consolidated entity use the following functional currencies:

Entity	Functional currency
pSivida Limited	Australian dollar ($) to December 31, 2005 United States dollar (US$) from January 1, 2006
pSiMedica Limited	British pound (£)
pSivida Inc	United States dollar (US$)
pSiOncology Pte Ltd	Singapore dollar (S$)
AION Diagnostics Limited	Australian dollar ($)
pSiNutria Limited	British pound (£)

The parent entity changed its functional currency from Australian dollars to United States dollars on acquisition of pSivida Inc (formerly Control Delivery Systems Inc) effective January 1, 2006 as it was determined that the United States was the primary economic environment in which the parent entity operates as of that date.

The consolidated financial statements are presented in Australian dollars which is the parent entity’s presentation currency.

The results and financial position of the entities whose functional currency is not the same as the presentation currency are translated into the presentation currency using the following procedures:

(a)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(b)	income and expenses for each income statement are translated at exchange rates at the dates of the transactions; and
(c)	all resulting exchange differences are recognized as a separate component of equity.

Foreign currency transactions
All foreign currency transactions during the financial period are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date.

Exchange differences are recognized in profit and loss in the period in which they arise.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign entity and translated at exchange rates prevailing at the reporting date.

(c)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and money market investments with original maturity of three months or less, net of outstanding bank overdrafts. Bank overdrafts are carried at the principal amount and are classified as current liabilities in the balance sheet. Restrictions on the availability of cash for use within the Company’s day to day operations are included within cash and cash equivalents, but are disclosed separately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(d)	Financial assets

Receivables
Trade and other receivables are recorded at cost less impairment.

(e)	Property, plant and equipment

Property, plant and equipment and leasehold improvements are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on property, plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

Leasehold improvements	Lease term
Plant and equipment	3 years

(f)	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognized as an expense on a straight line basis over the lease term.

Contingent rentals are recognized as an expense in the financial year in which they are incurred.

The cost of improvements to or on leasehold property is capitalized, disclosed as leasehold improvements, and depreciated over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(g)	Goodwill

Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired, is recognized as an asset and not amortized, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognized immediately in profit and loss and is not subsequently reversed.

(h)	Intangible assets

Intangible assets acquired in a business combination
All potential intangible assets acquired in a business combination are identified and recognized separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be measured reliably.

Patents and intellectual property
Acquired patents and intellectual property are recorded at cost less accumulated amortization and impairment. Amortization is calculated on a straight line basis so as to write off the cost of the asset over its estimated useful life of 12 years, commencing on the date the asset is available for use. The expected useful life is reviewed at the end of each annual reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

In-process research and development
In-process research and development (‘IPR&D’) projects acquired in a business combination are recorded at cost, subject to any impairment write-downs. Amortization is charged over the estimated useful life once a project included in IPR&D has been successfully developed and is available for use. No amortization has been charged in the periods presented.

Research and development costs
Expenditure on research activities is recognized as an expense in the period in which it is incurred. Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following are demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

To date, no development costs have been capitalized.

(i)	Trade and other payables

Trade payables and other accounts payable are recognized when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(j)	Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortized cost with any difference between the initial recognized amount and the redemption value being recognized in profit and loss over the period of the borrowing.

(k)	Financial instruments issued by the Company

Debt and equity instruments
Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Compound instruments
The component parts of compound instruments, such as convertible debt with detachable warrants, are classified separately as liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible debt. The equity component initially brought to account is determined by deducting the amount of the liability component from the amount of the compound instrument as a whole.

The Company reviews the terms of compound instruments to determine whether there are embedded derivatives, such as a holder’s conversion option, that may be required to be bifurcated and accounted for separately as a derivative financial instrument. Bifurcated embedded derivatives are recorded at fair value on the balance sheet and classified as an asset or liability, as appropriate. After initial recognition, subsequent changes in the fair value of the embedded derivative are charged or credited to the income statement in the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Transaction costs on the issue of equity instruments
Transaction costs arising on the issue of equity instruments are recognized directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Transaction costs and discount on the issue of debt instruments
Transaction costs relating to the issuance of debt and the discount from the face amount of the debt are set off against the debt liability and amortized using the effective interest method over the expected life of the instrument.

Transaction costs and discount on the convertible note entered into on November 15, 2005 amounted to $8,372,475, of which $2,972,608 was amortized as of June 30, 2006.

Interest and dividends
Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(l)	Provisions

Provisions are recognized when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

A provision for dividends is not recognized as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(m)	Income recognition

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Royalties
Royalty revenue is generally recognized on an accrual basis in accordance with the substance of the relevant agreement. Non-refundable royalties received in advance for which the Company has no obligation to perform future services are recognized when received.

Collaborative research and development
Collaborative research and development revenue comprises amounts received for research and development activities under the consolidated Group’s collaboration agreements. For contracts with specifically defined milestones, revenues from milestone payments related to agreements under which the consolidated Group has no continuing performance obligations are recognized upon achievement of the related milestone which represents the culmination of the earnings process. Revenues from milestone payments related to research collaboration agreements under which the consolidated Group has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue when the collaborating party confirms that the performance obligations have been met.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Other income

Interest
Interest income is recognized on a time proportionate basis that takes into account the effective yield on the financial asset.

Dividends
Dividend income is recognized on a receivable basis.

(n)	Goods and services tax

The Goods and Services Tax (‘GST’) is a tax on the supply of goods and services which is ultimately borne by the consumer but is collected at each stage of the production and distribution chain. The Company accounts for the impact of GST consistent with the Urgent Issues Group Interpretation 1031, ‘Accounting for the Goods and Services Tax’.

Revenues, expenses and assets are recognized net of the amount of GST, except:

•	for receivables and payables which are recognized inclusive of GST; and
•
where the amount of GST incurred is not recoverable from the taxation authority, it is recognized as part of the cost of acquisition of an asset or as part of an item of expense. GST incurred in respect of costs associated with share placements and non-tax deductible entertainment expenditure, is not recoverable from the taxation authority and GST incurred in respect of some stock exchange fees and registry expenses is only partially recoverable from the taxation authority.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(o)	Income tax

Current tax
Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognized as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax
Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilized. However, deferred tax assets and liabilities are not recognized if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognized in relation to temporary differences arising from goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realized or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Deferred tax assets relating to carry forward tax losses are recognized where it is probable that taxable profit will be available against which the carry forward tax losses can be utilized.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company / consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period
Current and deferred tax is recognized as an expense or as income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognized directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

(p)	Employee entitlements

Provision is made for employee entitlements accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and sick leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlements expenses arising in respect of the following categories:

▪	wages and salaries, non-monetary benefits, annual leave, sick leave and other leave entitlements; and
▪	other types of employee entitlements;

are charged against profits on a net basis in their respective categories.

Any contributions made to the superannuation fund by entities within the consolidated entity are charged against profits when due.

(q)	Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill, as well as in process research and development, is tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized in profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized in profit and loss immediately.

(r)	Share-based payments

Equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005 are measured at fair value at the date of grant (or the measurement date in the case of share-based payments granted to non-employees). Fair value is measured by use of the Black-Scholes option pricing model in most instances. Where conditions of the options make use of the Black-Scholes method inappropriate, such as where employee options have long lives, and are exercisable during the period between vesting date and the end of the option’s life and the exercise date cannot be reliably estimated, the entity will use another more appropriate option valuation method, such as the Binomial method. The expected life used in the Binomial model is adjusted, based on management’s best estimate, for the effects of exercise restrictions and behavioral considerations.

The fair value of the equity-settled share-based payments is expensed over the vesting period, based on the consolidated entity’s estimate of shares that will eventually vest.

(s)	Comparative information

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of AASB 132 and AASB 139 ‘Financial Instruments: Recognition and Measurement’, as permitted on the first-time adoption of A-IFRS. The Company’s analysis has concluded that the changes in the accounting policies for financial instruments has a nil effect on the balance sheet as at July 1, 2005.

(t)	AASB accounting standards issued but not yet in effect

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended June 30, 2006. Whilst a final assessment has not been made on the expected impact of these standards, it is expected that there will be no significant changes in the Group’s accounting policies. Below is a summary of the recently amended or issued Accounting Standards relevant to the Group:

AASB Amendment	Affected Standards	Nature of change to accounting policy	Application date of standard (reporting period commences on or after)	Application date for Group

2005-1	AASB 139: Financial instruments: Recognition and Measurement	No change to accounting policy required, therefore no impact.	January 1, 2006	July 1, 2006
2005-5	AASB139: Financial instruments: Recognition and Measurement	No change to accounting policy required, therefore no impact.	January 1, 2006	July 1, 2006
2005-6	AASB 3: Business Combinations	No change to accounting policy required, therefore no impact.	January 1, 2006	July 1, 2006
2005-10
AASB 132: Financial Instruments: Disclosure and Presentation
AASB 101: Presentation of Financial Statements
AASB 114: Segment reporting
AASB 117: Leases
AASB 133: Earnings per Share
AASB 139: Financial instruments: Recognition and Measurement
UIG 4 Determining whether an Arrangement contains a lease
UIG 8 Scope of AASB 2
		No change to accounting policy required, therefore no impact.	January 1, 2007	July 1, 2007
New standard	AASB 7 Financial Instruments: Disclosures	No change to accounting policy required, therefore no impact.	January 1, 2007	July 1, 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

The following amended standards are not applicable to the Group and therefore have no impact.

•	AASB 1023: General Insurance Contracts
•	AASB 1038: Life Insurance Contracts
•	AASB 4: Insurance Contracts
•	UIG 5: Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
•	UIG 7: Applying the Restatement Approach under AASB129 Financial Reporting in Hyperinflationary Economies

2.	Loss from operations

Years Ended June 30,
2006	2005
$	$

(a)	Revenue

Revenue consisted of the following items:
Royalties	460,926	-
Collaborative research and development	863,143	-
Other revenue	68,931	161,666
Total revenue	1,393,000	161,666

(b)	Loss before income tax

Loss before income tax has been arrived at after crediting / (charging) the following gains / (losses):
Interest - other	574,582	667,310
Gain / (loss) on disposal of property, plant and equipment	6,051	(6,910)
Total other income	580,633	660,400

Net foreign exchange gain / (loss)	724,811	(1,623,484)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

	Years Ended June 30,
	2006	2005
	$	$
Loss before income tax has been arrived at after charging the following expenses:
Finance costs
- interest expense	1,073,051	-
- other finance costs *	3,471,033	31,569
	4,544,084	31,569

*
Other finance costs in the 2006 year consist of amortization of the discount and issue costs components of the convertible note amounting to $2,972,608 and penalty payments made in respect of the convertible note amounting to $498,425.

Depreciation of non-current assets	305,350	43,939
Amortization of non-current assets	9,316,078	6,070,231

Research and development costs immediately expensed
- depreciation of non-current assets	2,094,868	605,918
- other research and development expenses	15,760,397	7,682,012
	17,855,265	8,287,930

Operating lease rental payments	519,523	97,738

Employee benefit expense
- equity settled share-based payments	1,987,205	508,610
- defined contribution plans	419,913	239,868
- other employee benefits	3,015,174	800,139
	5,422,292	1,548,617

3.	Income tax

(a)	Income tax recognized in profit or loss

Deferred tax benefit relating to the origination and reversal of temporary differences	(9,519,805)	(3,620,891)
Total tax benefit	(9,519,805)	(3,620,891)

The prima facie income tax expense on pre-tax accounting loss reconciles to the income tax benefit in the financial statements as follows:

Loss from operations	(37,685,934)	(20,813,923)

Income tax benefit calculated at 30% (2005: 30%)	(11,305,780)	(6,244,177)
Non deductible costs	4,875,945	2,091,624
Non deductible share-based payments and charges	585,917	-
Unused tax losses not recognized as deferred tax assets	-	291,621
Changes in fair value of embedded derivative	(1,022,375)	-
Utilization of prior year tax losses not previously recognized	(47,607)	(22,520)
Recognition of prior year tax losses not previously recognized	(1,431,366)	-
Movements in other temporary differences not recognized as deferred tax assets	(155,643)	-
Foreign exchange movements during the year	(607,323)	-
Overseas tax rates	(411,573)	262,560
Income tax benefit	(9,519,805)	(3,620,892)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period.

(b)	Current tax assets and liabilities

	Years Ended June 30,
	2006	2005
	$	$
Income tax payable	-	-

(c)	Deferred tax balances

Deferred tax assets comprise:
Tax losses - revenue	28,446,347	5,611,096
Temporary differences (provisions)	57,876	-
	28,504,223	5,611,096

Deferred tax liabilities comprise:
Patents	(47,115,784)	(15,392,679)
In-process research and development	(13,939,219)	(341,073)
	(61,055,003)	(15,733,752)

Net deferred tax liability	(32,550,780)	(10,122,656)

Unrecognized deferred tax assets:
The following deferred tax assets have not been brought to account as assets:

Tax losses - revenue	1,158,028	2,519,776
Research and development tax credits	283,096	-
Capital raising costs	76,540	-
Other temporary differences	-	155,643
	1,517,664	2,675,419

(d)	Movements in deferred tax balances

Opening balance	(10,122,656)	-
Profit and loss credit / (charge)	9,519,805	3,620,892
Acquired as part of business combination	(32,505,887)	(13,743,548)
Foreign exchange movements during the year	557,958	-
Closing balance - net deferred tax liability	(32,550,780)	(10,122,656)

The Company has elected not to consolidate its Australian subsidiaries under the tax consolidation regime.

4.	Dividends paid or provided for on ordinary shares

No dividend has been declared or paid during the current financial year or the prior financial year.

The consolidated entity does not have any franking credits available for current or future years as the consolidated entity is not in a tax paying position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

5.	Trade and other receivables

	As at June 30,
	2006	2005
	$	$
Current
Other receivables (i)	1,001,486	709,418
	1,001,486	709,418

(i)
Other receivables include amounts outstanding for goods & services tax (‘GST’) and value added tax (‘VAT’). These amounts are non-interest bearing and have repayment terms applicable under the relevant government authorities.

6.	Property, plant and equipment

	Plant and equipment	Leasehold improvements	Construction in progress	Total
	$	$	$	$
Gross carrying amount
Balance at July 1, 2004	1,360,533	14,214	-	1,374,747
Additions	1,358,690	146,978	1,904,551	3,410,219
Disposals	(112,724)	-	-	(112,724)
Net foreign currency exchange differences	(167,044)	(5,393)	(76,038)	(248,475)
Balance at July 1, 2005	2,439,455	155,799	1,828,513	4,423,767

Additions	649,298	392,413	512,970	1,554,681
Disposals	(42,003)	(3,706)	-	(45,709)
Acquisitions through business combinations	609,572	14,510	-	624,082
Transfers between asset categories	2,348,394	-	(2,348,394)	-
Net foreign currency exchange differences	242,526	10,283	6,911	259,720
Balance at June 30, 2006	6,247,242	569,299	-	6,816,541

Accumulated depreciation
Balance at July 1, 2004	(699,938)	(5,110)	-	(705,048)
Disposals	105,814	-	-	105,814
Depreciation expense	(605,910)	(25,817)	-	(631,727)
Net foreign currency exchange differences	80,118	739	-	80,857
Balance at July 1, 2005	(1,119,916)	(30,188)	-	(1,150,104)

Disposals	24,973	882	-	25,855
Depreciation expense	(2,297,328)	(102,890)	-	(2,400,218)
Net foreign currency exchange differences	(147,923)	(4,602)	-	(152,525)
Balance at June 30, 2006	(3,540,194)	(136,798)	-	(3,676,992)

Net book value
As at June 30, 2005	1,319,539	125,611	1,828,513	3,273,663
As at June 30, 2006	2,707,048	432,501	-	3,139,549

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

7.	Goodwill

	As at June 30,
	2006	2005
	$	$
Gross carrying amount
Balance at beginning of year	23,305,698	-
Additional amounts recognized from business combinations	30,406,123	23,305,698
Effects of foreign currency exchange differences	(552,592)	-
Balance at end of year	53,159,229	23,305,698

Accumulated impairment losses
Balance at beginning of year	-	-
Impairment losses for year	-	-
Balance at end of year	-	-

Net book value
At the end of the year	53,159,229	23,305,698

Allocation of goodwill and in-process research and development to cash-generating units

Goodwill and in-process research and development have been allocated for impairment testing purposes to a single cash-generating unit based on the primary reporting segment. At this time, Retisert is the only cash-generating product owned by the Company with sales of the product occurring in the US as a result of the marketing of the product undertaken by Bausch & Lomb. The Company receives a royalty fee on each sale of the Retisert product.

The recoverable amount of the cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on the expectations and forecasts of management covering a ten year period and applying a discount rate in reference to a weighted average cost of capital for the Company of approximately 17.2% based on a beta of 2.5. Management considers ten years to be a reasonable period to consider based on the nature of the industry and the often long product development cycles prior to commercialization. Cash flows have been estimated based on current numbers of patients diagnosed with the condition which the Group’s products are developed to treat, with growth rates based on generally expected treads, ranging between zero percentage increases and up to 4% per annum. Management considers such growth rates to be reasonable. Market penetration rates have been developed based on currently available sales results and on management’s future expectations and range from between 0.4% to 12%. Management considers the market penetration rates applied to be reasonable based on the unmet need of many of the conditions for which the Group’s products are being developed to treat. Development costs have been estimated based on historical costs and on management’s development plans currently in place, with general and administrative costs assumed to grow at the rate of 5% per annum after a period of three years for which detailed cost budgets have been prepared by management. Management believes that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

8.	Other intangible assets

	As at June 30,
	2006	2005
	$	$
Patents and licenses
Gross carrying amount at beginning of year	58,056,474	11,447,452
Acquisitions through business combinations	88,460,020	46,609,022
Net foreign currency exchange differences	(2,685,469)	-
Gross carrying amount at end of year	143,831,025	58,056,474

Accumulated amortization and impairment at beginning of year	(8,399,511)	(2,329,280)
Amortization expense (i)	(9,316,078)	(6,070,231)
Net foreign currency exchange differences	(248,434)	-
Accumulated amortization and impairment at end of year	(17,964,023)	(8,399,511)

Net book value at end of year	125,867,002	49,656,963

In-process research and development
Gross carrying amount at beginning of year	1,705,366	-
Acquisitions through business combinations	34,281,686	1,705,366
Net foreign currency exchange differences	253,053	-
Gross carrying amount at end of year	36,240,105	1,705,366

Accumulated amortization and impairment at beginning of year	-	-
Amortization expense (i)	-	-
Accumulated amortization and impairment at end of year	-	-

Net book value at end of year	36,240,105	1,705,366

Total net book value at end of year	162,107,107	51,362,329

(i)	Amortization expense is included in the line item ‘Selling, general and administrative’ in the statement of operations.

Significant intangible assets

The consolidated entity holds patents and licenses in its subsidiary pSiMedica Limited. The carrying amounts of the patents and licenses of $55,625,444 will be fully amortized in 7 years (2005: 8 years).

The consolidated entity holds patents relating to ophthalmological products in its subsidiary pSivida Inc. The carrying amount of these patents of $88,205,581 will be fully amortized in 11.5 years.

The ultimate recoupment of costs carried forward for patents, licenses and in-process research and development is dependent on the successful development and commercial exploitation of its technology.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

9.	Trade and other payables

	As at June 30,
	2006	2005
	$	$
Current
Trade payables (i)	1,655,637	806,047
Other payables (i)	5,693,903	1,161,671
Accrued interest	66,473	-
	7,416,013	1,967,718

Current - related party
Amounts payable to directors and their related parties	-	38,253
Amounts payable to other related parties	-	11,849
	-	50,102

Total trade and other payables at end of year	7,416,013	2,017,820

(i)
Trade and other creditor amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

10.	Borrowings

Current - unsecured
At amortized cost
Convertible note (i)	11,219,697	-

Non-Current - unsecured
At amortized cost
Convertible note (i)	3,940,092	-

(i)
The consolidated entity entered into a finance facility agreement with Castlerigg Master Investments on 16 November 2005 to fund the expanded development of pSivida’s platform technologies and ongoing working capital requirements. The facility agreement contains a number of terms that create a hybrid financial instrument being a loan host contract and a compound embedded derivative.

Terms of the subordinated convertible note were as follows:
•	Face value of US$15 million ($20.5 million)
•	Term of 3 years
•	Interest payable at an interest rate of 8% payable quarterly
•	Convertible into pSivida ADSs at an initial conversion price of US$7.10 per ADS ($0.95 per ordinary share)

The convertible note may be converted by the holder into shares (represented by ADSs) at any time prior to the third anniversary of the date of issue of the Note. The number of shares to be issued on conversion of Note is to be calculated by dividing the face value of the Note to be converted (and any accrued but unpaid interest on the Note) by the issue price of the shares (rounded up to the nearest 10 shares), which was initially US$7.10 per ADS (or US$0.71 per share).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

The holder of the Notes may require the Company to redeem up to one third of their Notes on the 12 month, 18 month and 24 month anniversary of the Note where one tenth of the volume weighted average price at which ADSs trade on NASDAQ over the 10 trading days preceding these anniversary dates is less that the conversion price on that date.

The Company has the right, in certain specified circumstances, to force the investors to convert the Notes into ADSs, including if the ADSs are trading at 200% of the conversion price during a specified period.

Events of default include the Company’s failure to deliver converted ADSs within a period of 12 business days, suspension from trading for more than five business days or ten business days within a 12 month period, a failure to have the Registration Statement declared effective by the US Securities and Exchange Commission, a failure to pay interest and other customary events of default such as bankruptcy.

Under the terms of the Note, the Company is required to hold a net cash balance in excess of 30% of the amount of the note outstanding. Accordingly, $6,163,539 of cash and cash equivalents is restricted as of June 30, 2006.

The convertible note was valued using a Binomial Tree Model.

The Company also issued detachable warrants over 633,803 ADSs (representing warrants over 6,338,030 ordinary shares) as part of the convertible note agreement. The warrants are exercisable for six years at a current exercise price of US$7.17 per ADS. The value of the detachable warrants was determined using the residual value method and was recorded as a separate component of equity.

Refer to Note 21 for details of subsequent amendment to the terms of the note.

11.	Other financial liabilities

	As at June 30,
	2006	2005
	$	$
Current
Compound embedded derivative - at fair value (i)	2,465,416	-

(i)
The compound embedded derivative arose in connection with the finance facility agreement with Castlerigg Master Investments. The facility agreement contains a number of terms that create a hybrid financial instrument consisting of a loan host contract and a compound embedded derivative. In accordance with the stated accounting policy, the embedded derivatives, which include the conversion option and the holder’s redemption option, are recognized separately from the host debt instrument. The value of the derivatives embedded in the loan has been determined at fair value using a Binomial Tree Model and changes over time are revalued on a marked to market basis through profit and loss.

12.	Provisions

	Notes
Provision for employee entitlements
Balance at beginning of year		29,879	-
Net arising and utilized during the year		2,596	29,879
Acquisitions through business combinations	25	161,234	-
Net foreign currency exchange differences		(789)	-
Balance at end of year		192,920	29,879

Current	19	192,920	29,879

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

13.	Issued capital

(a)	Issued capital

	As at June 30,
	2006	2005
	$	$
Ordinary shares, fully paid	230,377,035	107,883,835

The concepts of authorized capital and par value do not exist under the Corporations Act 2001 and therefore the Company does not have a limited amount of authorized capital and issued shares do not have a par value.

(b)	Movements in share capital

		2006	2005	2006	2005

		Number	Number	$	$
Balance at beginning of year		219,312,166	153,937,785	107,883,835	49,957,982
Issued during the year
Share placements		167,697,790	49,804,381	117,611,006	54,286,775
Options exercised		38,740	15,570,000	27,521	3,666,500
Capital raising pursuant to rights issue		10,515,811	-	6,309,487	-
Forfeiture of non-vested ADSs	(i)	(528,400)	-	(291,174)	-
Amortization of non-vested ADS	(i)	-	-	962,471	-
Share and rights issue costs		-	-	(2,126,111)	(27,422)
Balance at end of year		397,036,107	219,312,166	230,377,035	107,883,835

(i)
Non-vested ADSs were issued to employees of CDS as part of the acquisition of CDS in December 2005. Refer to Note 25 for further detail. The vesting of the non-vested ADSs is subject to the following terms:

•	ADSs vest on dates ranging from January 2007 to May 2008; and
•	Non-vested ADSs is forfeited on cessation of employment.

The component of the value of non-vested ADSs issued to CDS employees at the time of the acquisition that related to unearned compensation is being amortized over the remaining vesting period of the ADS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(c)	Share options and warrants

2006 year

pSivida Limited	Exercise price	Expiry date	Balance at beginning of year	Granted during the year	Exercised during the year	Expired during the year	Forfeited during the year	Balance at end of year
			Number	Number #	Number #	Number #	Number	Number
Unlisted options *	$0.61	12/31/07	4,375,000	-	-	-	-	4,375,000
Unlisted options	$1.09	8/5/08	2,050,000	-	-	-	-	2,050,000
Unlisted options *	$1.18	8/5/09	9,044,713	-	-	-	(110,041)	8,934,672
Unlisted options *	$1.02	4/22/10	200,000	-	-	-	-	200,000
Unlisted options *	$0.80	12/31/08	115,000	-	-	-	-	115,000
Unlisted options *	$0.80	3/31/10	3,177,000	-	-	-	(345,500)	2,831,500
Unlisted warrants over ADSs	US$1.25	9/9/08	-	1,330,000	-	-	-	1,330,000
Unlisted options *	$0.80	3/31/10	-	900,000	-	-	-	900,000
Unlisted warrants over ADSs	US$0.72	11/16/11	-	6,338,030	-	-	-	6,338,030
Unlisted options *	$0.92	9/30/10	-	400,000	-	-	-	400,000
Unlisted options over ADSs	US$3.22	6/12/06	-	70,460	-	(70,460)	-	-
Unlisted options over ADSs	US$3.22	7/9/06	-	38,760	-	-	-	38,760
Unlisted options over ADSs	US$2.89	4/19/07	-	38,760	-	-	-	38,760
Unlisted options over ADSs	US$0.18	9/18/07	-	704,560	-	-	-	704,560
Unlisted options over ADSs	US$2.89	10/31/07	-	70,460	-	-	-	70,460
Unlisted options over ADSs	US$2.89	4/15/08	-	58,140	-	-	-	58,140
Unlisted options over ADSs	US$0.00	5/14/09	-	38,760	(38,740)	-	-	20
Unlisted options over ADSs	US$0.23	8/25/09	-	352,280	-	-	-	352,280
Unlisted options over ADSs	US$0.34	11/12/09	-	352,280	-	-	-	352,280
Unlisted options *	$0.92	9/30/10	-	1,850,000	-	-	-	1,850,000
			18,961,713	12,542,490	(38,740)	(70,460)	(455,541)	30,939,462
*	Options issued pursuant to the Company’s Employee Share Option Plan (‘ESOP’).
#	Numbers of options and warrants over ADSs have been converted to equivalent values over ordinary shares to allow comparability with options over ordinary shares.

AION Diagnostics Consolidated Group	Exercise price	Expiry date	Balance at beginning of year	Granted during the year	Exercised during the year	Cancelled during the year	Forfeited during the year	Balance at end of year
			Number	Number	Number	Number	Number	Number
Unlisted options *	$0.00	3/2/08	1,200,000	-	(1,000)	(1,000)	(260,000)	938,000
Unlisted options *	$0.00	3/2/08	-	261,000	-	-	-	261,000
			1,200,000	261,000	(1,000)	(1,000)	(260,000)	1,199,000

*	Options issued pursuant to the Company’s Employee Share Option Plan (‘ESOP’).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

2005 year

pSivida Limited	Exercise price	Expiry date	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year
			Number	Number	Number	Number	Number
Unlisted options	$0.20	12/31/04	12,570,000	-	(12,570,000)	-	-
Unlisted options	$0.50	12/31/04	150,000	-	(150,000)	-	-
Unlisted options	$0.65	12/31/04	150,000	-	(150,000)	-	-
Unlisted options *	$0.40	12/31/04	2,200,000	-	(2,200,000)	-	-
Unlisted options *	$0.20	12/31/04	500,000	-	(500,000)	-	-
Unlisted options *	$0.61	12/31/07	4,395,000	-	-	(20,000)	4,375,000
Unlisted options	$1.09	8/5/08	-	2,050,000	-	-	2,050,000
Unlisted options *	$1.18	8/5/09	-	9,114,537	-	(69,824)	9,044,713
Unlisted options *	$1.02	12/31/08	-	200,000	-	-	200,000
Unlisted options *	$0.80	12/31/08	-	115,000	-	-	115,000
Unlisted options *	$0.80	3/31/10	-	3,202,000	-	(25,000)	3,177,000
			19,965,000	14,681,537	(15,570,000)	(114,824)	18,961,713

AION Diagnostics Consolidated Group	Exercise price	Expiry date	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year
			Number	Number	Number	Number	Number
Unlisted options *	$0.00	2/3/08	-	1,200,000	-	-	1,200,000

*	Options issued pursuant to the Company’s Employee Share Option Plan (‘ESOP’).

For share options and warrants granted during the financial year the fair value of the options and warrants granted was determined using the Black-Scholes option pricing model (refer to Note 1(r)). The following weighted average inputs to that model were used:

	pSivida Limited			AION Diagnostics Consolidated Group
	Director and employee	Consultant	CDS Acquisition	Director and employee

Number of options over shares	3,150,000	-	-	261,000
Number of options over ADSs	-	133,000	172,446	-
Black-Scholes model fair value	$0.258	US$0.414	US$3.872	$0.290
Share price at grant date	$0.722	US$5.798	US$5.169	$0.290
Exercise price	$0.886	US$12.500	US$6.493	$0.00
Expected volatility	55.0%	55.0%	55.0%	75.0%
Option life	4.66 years	2.93 years	2.48 years	3.00 years
Expected dividends	-	-	-	-
Risk-free rate	5.257%	5.081%	5.350%	5.250%

The Company also issued 633,803 warrants over ADSs (representing 6,338,030 warrants over ordinary shares) during the financial year in connection with the convertible note transaction in November 2005. These warrants were valued using the residual value method and were recorded as a separate component of equity (refer to Note 10(i)).

The Company has considered the stage of development, the future relocation of the Company to the US, the individuals to whom options have been awarded and historical exercises when estimating the expected early exercise of the options issued.

In determining a reasonable expected rate of volatility to be applied in determining the value of options issued by the Company, the Company considered historical volatility and the expectation that the volatility rate will remain constant around current levels as the Company continues to mature in the Australian biotech market, whilst gaining greater exposure to the US market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

The risk-free rate is the government bond rate (having a term that most closely resembles the expected life of the option) in effect at the grant date.

(d)	Terms and conditions of issued capital

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company. One ADS is equivalent to ten ordinary shares.

(e)	Registration rights agreements

During the year ended June 30, 2006, the Company entered into registration rights agreements with purchasers of its equity securities. These registration rights agreements require the Company to register with the SEC the resale of ADSs issued to such persons. The Company’s obligation to register ADSs in such transactions is subject to a deadline, which may be extended in certain situations, and the Company’s failure to meet these deadlines may result in monetary compensation against the Company. With respect to the convertible note financing, from May 15, 2006 until June 30, 2006, that penalty was equal to US$225,000 ($308,200) per 30-day period, and the Company was required to make payments of US$352,500 ($474,237) through that period. The Company was required to make additional payments at the same rate for the period from July 1, 2006 until registration on September 29, 2006. The expense in relation to the penalty payments incurred in the year ended June 30, 2006 is included within other financing costs in the income statement.

14.	Reserves

		As at June 30,
		2006	2005
		$	$
Foreign currency translation	a	(3,023,955)	(350,287)
Option premium reserve	b	2,687,025	292,828
Employee equity-settled benefits reserve	c	1,920,824	631,586
		1,583,894	574,127

(a)	Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. The balance in relation to the parent entity has arisen due to the difference in functional currency and presentation currency of the parent entity (refer to Note 1(b)).

	Years Ended June 30,
	2006	2005
	$	$
Balance at beginning of year	(350,287)	-
Loss on translation of foreign controlled entities	(2,673,668)	(350,287)
Balance at end of year	(3,023,955)	(350,287)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(b)	Option premium reserve

The option premium reserve is used to recognize the value of options and warrants issued of a capital nature.

	Years Ended June 30,
	2006	2005
	$	$
Balance at beginning of year	292,828	-
Warrants issued in connection with convertible note	1,706,592	-
Increase on issue of options and warrants	715,111	292,828
Exercise of options	(27,506)	-
Balance at end of year	2,687,025	292,828

(c)	Employee equity-settled benefits reserve

The employee equity-settled benefits reserve is used to recognize the value of options issued to employees and consultants.

Balance at beginning of year	631,586	39,689
Share based payments	1,289,238	591,897
Balance at end of year	1,920,824	631,586

15.	Accumulated deficit

(a)	Deficit accumulated prior to development stage

Balance at end of year	(3,813,181)	(3,813,181)

(b)	Deficit accumulated during development stage

Balance at beginning of year	(24,949,034)	(8,155,198)
Net loss attributable to members of the Company	(28,166,129)	(16,793,836)
Balance at end of year	(53,115,163)	(24,949,034)

16.	Minority interest

Reconciliation of minority interest in controlled entities

Balance at beginning of year	-	1,583,200
Share of current year loss	-	(399,196)
Share of foreign currency translation reserve	-	79,361
Effect of change in shareholding	-	(1,263,365)
Balance at end of year	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

17.	Notes to the statement of cash flows

(a)	Reconciliation of cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	Years Ended June 30,
	2006	2005
	$	$
Cash on hand	3,922,626	1,637,560
Deposits at call	11,523,926	11,254,501
	15,446,552	12,892,061

Under the terms of the note, the Company is required to hold a net cash balance in excess of 30% of the amount of the note outstanding. Accordingly, $6,163,539 of cash and cash equivalents is restricted as of June 30, 2006.

(b)	Reconciliation of loss for the period to net cash flows used in operating activities

Loss for the year	(28,166,129)	(17,193,032)
Depreciation	2,400,195	631,727
Amortization	9,316,078	6,099,880
(Gain) / loss on disposal of property, plant and equipment	(6,051)	6,910
Share-based compensation expense	1,953,056	591,897
Finance costs	3,471,033	1,920
Deferred income tax benefit	(9,519,805)	(3,620,891)
Change in fair value of derivative	(3,407,915)	-
Foreign currency (gain) / loss	(724,659)	1,623,484
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase) / decrease in assets:
Trade and other receivables	279,244	(408,904)
Prepayments	(16,968)	(290,102)
Increase in liabilities:
Trade and other creditors	2,683,632	222,634
Provisions	2,596	29,879
Net cash flows used in operating activities	(21,735,693)	(12,304,598)

(c)	Non-cash financing and investing activities

In December 2005 the Company issued the following securities to former Control Delivery Systems Inc (‘CDS’) shareholders as part consideration for the acquisition of CDS (now pSivida Inc):
•	150,844,680 shares at a value of $0.71 each;
•	8,991,930 non-vested shares at a value of $0.71 each; and
•	1,724,460 options valued using the Black-Scholes model.

In August 2004 the Company issued 49,804,381 shares at a value of $1.09 each to former pSiMedica Limited shareholders as part consideration for the acquisition of the remaining interest in pSiMedica Limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(d)	Business combination transactions

Businesses acquired

During the financial year, 100% of the issued capital of Control Delivery Systems Inc was acquired. Refer to Note 25 for further information.

	Years Ended June 30,
	2006	2005
	$	$
Net cash paid for acquisition of business
Cash consideration	114,319	-
Direct acquisition costs paid on acquisition	4,147,202
Less cash and cash equivalents balances acquired	(228,463)	-
	4,033,058	-

Increase in interest in subsidiaries

In the 2005 financial year, the Company acquired the remaining 55.28% interest in its subsidiary pSiMedica Limited.

Cost of acquisition comprised of:	$
• Cash	4,323,622
• 49,804,381 ordinary fully paid shares of pSivida $1.09 per share	54,286,775
• 638,537 share options in pSivida	292,828
• Direct acquisition costs	321,342
59,224,567

The fair value of the ordinary fully paid shares was based on the ASX published price at the date of exchange. The ASX closing price of pSivida ordinary shares on the August 5, 2004 was $1.09 per ordinary share.

The fair value of the share options was calculated using the Black-Scholes model.

	Years Ended June 30,
	2006	2005
	$	$
Net cash paid for increased interest in subsidiary
Cash consideration	-	4,323,622
Direct acquisition costs paid on acquisition	-	321,342
	-	4,644,964

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

18.	Leases

(a)	Operating leases

Operating leases relate to leases on building office space and certain items of office equipment. These leases have an average life of between 1 and 5 years. There are no restrictions placed upon the lessee by entering into these leases. The consolidated entity does not have an option to purchase the leased assets at the expiry of the lease period.

Future minimum rentals payable under non-cancellable operating leases as at June 30 are as follows:

	As at June 30,
	2006	2005
	$	$
Year ended June 30, 2006	-	325,509
Year ended June 30, 2007	893,143	119,423
Year ended June 30, 2008	625,468	2,947
Year ended June 30, 2009	584,923	-
Year ended June 30, 2010	155,700	-
Year ended June 30, 2011	103,800	-
Thereafter	-	-
	2,363,034	447,879

19.	Employee entitlements

The aggregate employee entitlements liability recognized and included in the financial statements is as follows:

Notes
Provision for employee entitlements (current)	12	192,920	29,879

	Number	Number
Number of employees at end of financial year	55	36

Superannuation

Under Australian government regulations the Company is legally required to contribute 9% of employees' gross income to an approved superannuation fund. Employees are entitled to contribute additional amounts to the fund at their own discretion. The Company makes the required contribution to each employee’s nominated Superannuation Fund.

The consolidated entity does not operate any schemes of a defined benefit nature.

Contributions by the consolidated entity of up to 9% of employees' wages and salaries are legally enforceable in Australia. United Kingdom subsidiary, pSiMedica Limited, operates a defined contribution pension scheme. United States subsidiary, pSivida Inc, matches a portion of employees’ 401k contributions. Refer to Note 2 for the total expense.

Employee share option plan (‘ESOP’) for pSivida Limited

An employee share option plan has been established where directors and employees of the consolidated entity are issued with options over the ordinary shares of pSivida Limited. Shareholders reapproved the plan at the AGM held on November 17, 2004. The options, issued for nil consideration, are issued in accordance with guidelines established by the directors of pSivida Limited.

Each employee share option converts into one ordinary share of pSivida Limited on exercise. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

pSivida Limited		2006	2006	2005	2005
		Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance at beginning of financial year	a	16,911,713	0.96	7,095,000	0.52
Granted during financial year	b	3,150,000	0.89	12,621,537	1.08
Exercised during financial year	c	-		(1,050,000)	0.28
Transferred during financial year	d	-		(1,650,000)	0.38
Forfeited during financial year	e	(455,541)	0.89	(104,824)	0.98
Balance at end of financial year	f	19,606,172	0.95	16,911,713	0.96
Exercisable at end of financial year		17,831,172	0.87	13,744,713	0.81

The options outstanding as of June 30, 2006 have a weighted average remaining contractual life of 2.95 years and exercise prices in the following ranges:

Range of exercise price	Number of options	Weighted average exercise price
$0.50 to $0.75	4,375,000	$0.61
$0.75 to $1.00	6,096,500	$0.84
$1.00 to $1.25	9,134,672	$1.18
	19,606,172

(a)	Balance at beginning of financial year

Options - series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued October 21, 2003	250,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	250,000	10/21/03	7/21/04	12/31/07	$0.61
Issued October 21, 2003	2,325,000	10/21/03	4/21/04	12/31/07	$0.61
Issued October 21, 2003	350,000	10/21/03	1/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/05	12/31/07	$0.61
Issued August 5, 2004	175,000	8/5/04	8/5/04	8/5/09	$1.18
Issued August 5, 2004	40,000	8/5/04	8/5/05	8/5/09	$1.18
Issued August 5, 2004	8,829,713	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22, 2005	200,000	4/22/05	4/22/05	4/22/10	$1.02
Issued April 22, 2005	115,000	4/22/05	4/22/05	12/31/08	$0.80
Issued April 22, 2005	50,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/05	3/31/10	$0.80
Issued April 22, 2005	2,227,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/07	3/31/10	$0.80
	16,911,713

(b)	Granted during financial year

Options - series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued November 15, 2005	900,000	11/15/05	4/22/06	3/31/10	$0.80
Issued November 16, 2005	400,000	11/16/05	11/16/06	9/30/10	$0.92
Issued December 30, 2005	875,000	12/30/05	12/30/05	9/30/10	$0.92
Issued December 30, 2005	487,500	12/30/05	12/30/06	9/30/10	$0.92
Issued December 30, 2005	487,500	12/30/05	12/30/07	9/30/10	$0.92
	3,150,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued August 5, 2004	175,000	8/5/04	8/5/04	8/5/09	$1.18
Issued August 5, 2004	50,000	8/5/04	8/5/05	8/5/09	$1.18
Issued August 5, 2004	8,889,537	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22, 2005	200,000	4/22/05	4/22/05	4/22/10	$1.02
Issued April 22, 2005	115,000	4/22/05	4/22/05	12/31/08	$0.80
Issued April 22, 2005	40,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/05	3/31/10	$0.80
Issued April 22, 2005	2,252,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/07	3/31/10	$0.80
	12,621,537

(c)	Exercised during financial year

No ESOP options were exercised during the 2006 year.

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued December 31, 2001	(550,000)	12/31/01	10/13/03	12/31/04	$0.40
Issued November 1, 2002	(500,000)	11/1/02	11/1/03	12/31/04	$0.20
	(1,050,000)

The total intrinsic value of options exercised during the year ended June 30, 2005 is $889,500.

(d)	Transferred during financial year

No ESOP options were transferred during the 2006 year.

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued December 31, 2001	(1,650,000)	12/31/01	10/13/03	12/31/04	$0.40

During the 2005 financial year options were transferred by directors to independent third parties for consideration of $1.18 per option less applicable option exercise price, brokerage commission and fees. All transferred options were exercised prior to December 31, 2004.

(e)	Forfeited during financial year

Options - series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued August 5, 2004	(100,041)	8/5/04	8/5/04	8/5/09	$1.18
Issued August 5, 2004	(10,000)	8/5/04	8/5/05	8/5/09	$1.18
Issued April 22, 2005	(50,000)	4/22/05	4/22/05	3/31/10	$0.80
Issued April 22, 2005	(245,500)	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	(50,000)	4/22/05	4/22/07	3/31/10	$0.80
	(455,541)

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued October 21, 2003	(20,000)	10/21/03	4/21/04	12/31/07	$0.61
Issued August 5, 2004	(59,824)	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22, 2005	(25,000)	4/22/05	4/22/06	3/31/10	$0.80
	(104,824)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(f)	Balance at end of financial year

Options - series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued October 21, 2003	250,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	250,000	10/21/03	7/21/04	12/31/07	$0.61
Issued October 21, 2003	2,325,000	10/21/03	4/21/04	12/31/07	$0.61
Issued October 21, 2003	350,000	10/21/03	1/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/05	12/31/07	$0.61
Issued August 5, 2004	175,000	8/5/04	8/5/04	8/5/09	$1.18
Issued August 5, 2004	30,000	8/5/04	8/5/05	8/5/09	$1.18
Issued August 5, 2004	8,729,672	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22, 2005	200,000	4/22/05	4/22/05	4/22/10	$1.02
Issued April 22, 2005	115,000	4/22/05	4/22/05	12/31/08	$0.80
Issued April 22, 2005	50,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	400,000	4/22/05	4/22/05	3/31/10	$0.80
Issued April 22, 2005	1,981,500	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	400,000	4/22/05	4/22/07	3/31/10	$0.80
Issued November 15, 2005	900,000	11/15/05	4/22/06	3/31/10	$0.80
Issued November 16, 2005	400,000	11/16/05	11/16/06	9/30/10	$0.92
Issued December 30, 2005	875,000	12/30/05	12/30/05	9/30/10	$0.92
Issued December 30, 2005	487,500	12/30/05	12/30/06	9/30/10	$0.92
Issued December 30, 2005	487,500	12/30/05	12/30/07	9/30/10	$0.92
	19,606,172

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued October 21, 2003	250,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	250,000	10/21/03	7/21/04	12/31/07	$0.61
Issued October 21, 2003	2,325,000	10/21/03	4/21/04	12/31/07	$0.61
Issued October 21, 2003	350,000	10/21/03	1/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/03	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/04	12/31/07	$0.61
Issued October 21, 2003	400,000	10/21/03	10/21/05	12/31/07	$0.61
Issued August 5, 2004	175,000	8/5/04	8/5/04	8/5/09	$1.18
Issued August 5, 2004	40,000	8/5/04	8/5/05	8/5/09	$1.18
Issued August 5, 2004	8,829,713	8/5/04	8/5/04	8/5/09	$1.18
Issued April 22, 2005	200,000	4/22/05	4/22/05	4/22/10	$1.02
Issued April 22, 2005	115,000	4/22/05	4/22/05	12/31/08	$0.80
Issued April 22, 2005	50,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/05	3/31/10	$0.80
Issued April 22, 2005	2,227,000	4/22/05	4/22/06	3/31/10	$0.80
Issued April 22, 2005	450,000	4/22/05	4/22/07	3/31/10	$0.80
	16,911,713

Employee share option plan (‘ESOP’) for AION Diagnostics Consolidated Group

An employee share option plan has been established where directors and employees of the company are issued with options over the ordinary shares in the AION Diagnostics Consolidated Group. The options, issued for nil consideration, are issued in accordance with guidelines established by the directors of AION Diagnostics Consolidated Group.

Each employee share option converts into one ordinary share in the AION Diagnostics Consolidated Group on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

AION Diagnostics Consolidated Group	2006	2006	2005	2005
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance at beginning of financial year	1,200,000	0.00	-	0.00
Granted during financial year	261,000	0.00	1,200,000	0.00
Exercised during financial year	(1,000)	0.00	-	0.00
Forfeited during financial year	(260,000)	0.00	-	0.00
Cancelled during financial year	(1,000)	0.00	-	0.00
Balance at end of financial year	1,199,000	0.00	1,200,000	0.00
Exercisable at end of financial year	479,524	0.00	-	-

The options outstanding as of June 30, 2006 have an exercise price of nil and a remaining contractual life of 1.6 years.

The total intrinsic value of options exercised during the year ended June 30, 2006 is $250.

Options - series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 3 February 2005	719,476	3/2/05	30/9/06	3/2/08	$0.00
Issued 3 February 2005	479,524	3/2/05	13/10/05	3/2/08	$0.00
	1,199,000

Due to a reorganization within the AION Diagnostics consolidated group during the financial year the options originally issued by AION Diagnostics Limited were cancelled and reissued by AION Diagnostics Inc. The reorganization did not have a financial impact.

20.	Contingent liabilities

The consolidated entity had no contingent liabilities as at June 30, 2006.

21.	Subsequent events

On July 31, 2006, the Company announced that Gavin Rezos had resigned for personal and family reasons as Managing Director and CEO of pSivida and its subsidiaries. Mr Rezos has agreed to make himself available in Australia as the Company may request his assistance to achieve certain goals pending the appointment of a permanent replacement.

On August 28, 2006, the Company announced that Heather Zampatti resigned as a Director of the Company.

On September 14, 2006, the Company closed an agreement revising the terms of the subordinated convertible promissory note that was issued on November 16, 2005 to an institutional investor. The note continues to have a three year term and bear 8% interest payable quarterly. The Company may make future interest payments in the form of our NASDAQ-listed ADSs, or, at the Company’s sole option, it may make such payments in cash. Per the amended terms, the note is now convertible into ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, if 108% of the market price of ADSs for the ten trading days ending April 30, 2007 is lower than the current conversion price. In connection with the amendments, the Company prepaid US$2.5 million of the outstanding principal note and agreed to prepay US$1 million in related penalties, which were paid on September 14, 2006. This payment was part of a number of amendments made in relation to the subordinated convertible loan note, the terms of which were revised in an agreement entered into providing for the release of restrictions on the Company’s ability to enter into future fund raising transactions and extending the time for the registration statement to be declared effective by the Securities and Exchange Commission. The investor retains its existing warrants to purchase 633,803 additional ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS. In connection with the amendments, the Company has agreed with the institutional investor to extend the deadline for the registration statement required by the registration rights agreement with the selling security holder to be declared effective by the SEC through October 15, 2006, with increased penalties if that deadline is missed. The Company’s Registration Statement was declared effective on September 29, 2006. The Company has also been released from the restrictions on future fundraising transactions contained in the note documentation. The Company also granted the investor an additional warrant to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS and a security interest in the Group’s current royalties, subject to release of that security upon any disposition by the Company of the royalty stream.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

On September 26, 2006 the Company closed an agreement with Absolute Europe Catalyst Fund, Absolute Octane Fund and Australian IT Investments Limited to purchase US$6.5 million ($8.5 million) of Subordinated Convertible Debentures convertible into pSivida ADSs at a conversion price of US$2.00 per ADS ($0.27 per ordinary share). The debentures will mature three years from the date of closing and will bear 8% interest payable quarterly in arrears and/or ADSs at an 8% discount to the 10 day volume weighted average closing price (‘VWAP’). The Company has issued to the investors warrants exercisable for a number of ADSs equal to 90% of the aggregate principal amount of the outstanding New Notes divided by the conversion price with an exercise price of US$2.00 and a term of five years. The Company may redeem the notes at any time by payment of 108% of the face value and may force conversion when the ADS price remains above US$4.00 for a set period of 25 days.

On October 17, 2006, the Company closed an agreement further revising the terms of the subordinated convertible promissory note that was issued on November 16, 2005 to an institutional investor. The Company has been released from the requirement to hold a net cash balance in excess of 30% of the amount of the note outstanding until March 30, 2007. Up to and including March 30, 2007 the net cash balance required to be held by the Company has been reduced to $2,054,513 (US$1,500,000). The Company will be required to make a one-time payment of US$800,000 on December 28, 2006 and three equal payments of US$150,000 on January 31, 2007, February 28, 2007 and March 31, 2007. Following the Company’s Registration Statement being declared effective on September 29, 2006, the Company is permitted 30 days to cure a loss of effectiveness or non-compliance before an event of default under the amended convertible note occurs.

22.	Loss per share

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

The Company has no potential ordinary shares on issue which were dilutive in the years ended June 30, 2006 and 2005.

The following reflects the income and share data used in the basic and diluted loss per share computations:

	As at June 30,
	2006	2005
	$	$
Net loss attributable to ordinary equity holders of the parent	(28,166,129)	(16,793,836)

	Number	Number
Weighted average number of ordinary shares for basic loss per share	305,882,956	207,802,540
Effect of dilution:
Share options	-	-
Weighted average number of ordinary shares for diluted loss per share	305,882,956	207,802,540

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

This calculation does not include instruments that could potentially dilute basic loss per share in the future as these instruments were anti-dilutive in the periods presented. A summary of such instruments is as follows:

Equity securities	Number of securities	Potential ordinary shares
Options over ordinary shares	21,656,172	21,656,172
Options over ADSs	161,526	1,615,260
Warrants over ADSs	766,803	7,668,030
Convertible note	2,112,676	21,126,760
		52,066,222

Potential ordinary shares transactions occurring after reporting date

Subsequent to year end the Company amended the terms of the above convertible note and entered into an additional convertible note (refer to Note 21 for further detail) which resulted in the following additional potential ordinary shares:

Equity securities	Number of securities	Potential ordinary shares
Additional warrants in relation to convertible notes	8,625,000	86,250,000
Amendment to convertible note	4,137,324	41,373,240
New convertible note	3,250,000	32,500,000
		160,123,240

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

23.	Director, executive and other related party disclosures

(a)	Equity interests in related parties

	Country of incorporation	2006	2005
		%	%
Parent entity
pSivida Limited	Australia
Subsidiaries
pSiMedica Limited	UK	100	100
pSivida Inc	US	100	100
pSiOncology Pte Ltd (i)	Singapore	100	100
AION Diagnostics Limited (i)	Australia	100	100
AION Diagnostics Inc (ii)	US	100	-
pSivida UK Limited (i)	UK	100	100
pSiNutria Limited (ii)	Australia	100	-
pSiNutria UK Limited (i) (ii)	UK	100	-

(i)	These subsidiaries are not directly held by pSivida Limited.

(ii)	These companies were incorporated during the year ended June 30, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(b)	Details of key management personnel

The directors of pSivida Limited during the year were:

•	Dr Roger Brimblecombe - Executive Chairman
•	Mr Gavin Rezos - Managing Director (resigned July 31, 2006)
•	Dr Paul Ashton - Director, Strategy (appointed December 30, 2005)
•	Mr Stephen Lake - Non-Executive Director
•	Dr David Mazzo - Non-Executive Director (appointed July 25, 2005)
•	Mr Michael Rogers - Non-Executive Director (appointed July 27, 2005)
•	Ms Heather Zampatti - Non-Executive Director (appointed January 11, 2006, resigned August 28, 2006)
•	Dr Roger Aston - Director, Strategy (resigned November 15, 2005)
•	Ms Alison Ledger - Non-Executive Director (resigned January 11, 2006)

Other key management personnel of the consolidated entity during the year were:

•	Dr Mark Parry-Billings - Director, Europe, pSiMedica Limited
•	Mr Aaron Finlay - Company Secretary, Former Chief Financial Officer
•	Dr Anna Kluczewska - Managing Director, AION Diagnostics Limited
•	Prof Leigh Canham - Chief Scientific Officer, pSiMedica Limited
•	Mr Steve Connor - Director of Development, pSiMedica Limited
•	Dr Jill Ogden - Commercial Director, pSiMedica Limited
•	Ms Lori Freedman - Company Secretary, Vice President of Corporate Affairs, General Counsel (appointed May 23, 2006)
•	Mr Michael Soja - Vice President, Finance and Chief Financial Officer (appointed May 23, 2006)

(c)	Compensation of key management personnel

(i)	Compensation policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors and Executive Officers. The Remuneration Committee will assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are paid their base emolument in cash only.

To assist in achieving these objectives, the Remuneration Committee will link the nature and amount of executive Directors’ and officers’ emoluments to the Company’s financial and operational performance.

Remuneration paid to the Company's directors and executives is also determined with reference to the market level of remuneration for other listed biotechnology companies in Australia, the UK and the US. This assessment is undertaken with reference to advice and comment provided by various search executive firms operating in the sector. Consideration of the Company's predominantly research and development stage of development is taken into account in this review.

Executive Officers are those directly accountable for the operational management and strategic direction of the Company and the consolidated entity.

Fixed remuneration

Fixed remuneration consists of a base remuneration package, which includes directors’ fees (in the case of Directors), salaries, consulting fees and employer contributions to superannuation funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Fixed remuneration levels for Directors and executive officers are reviewed annually by the Remuneration Committee through a process that considers the employee’s personal development, achievement of key performance objectives for the year, industry benchmarks wherever possible and CPI data. Recommendations for remuneration levels are given by the Remuneration Committee to the Board for approval.

Key performance indicators (‘KPI’s) are individually tailored by the Remuneration Committee for each director and executive officer each year, and reflect an assessment of how that employee can fulfill their particular responsibilities in a way that best contributes to Company performance and shareholder wealth in that year.

Total remuneration for non-executive directors is determined by resolution of shareholders. The Remuneration Committee determines actual payments to directors and reviews their remuneration annually, based on independent external advice, relativities and the duties and accountabilities of the directors. The maximum available aggregate remuneration approved for non-executive directors is $280,000. Non-executive directors do not receive any other retirement benefits other than a superannuation guarantee contribution required by government regulation, which is currently 9% of their fees.

Non-executive directors may provide specific consulting advice to the Company upon direction from the Board. Remuneration for this work is made at market rates.

Performance-linked remuneration

All employees may receive bonuses and/or share options based on achievement of specific goals related to performance against individual KPIs and to the performance of the Company as a whole as determined by the directors based on a range of factors. These factors include traditional financial considerations such as operating performance, cash consumption, deals concluded increases in the market capitalization of the Company and successful capital raisings and also industry-specific factors relating to the advancement of the Company’s research and development activities and intellectual property portfolio, collaborations and relationships with scientific institutions, third parties and internal employees.

Stock options are awarded under the Employee Share Option Plan to the Company's directors and executives and are determined on the individuals’ performance against milestones, the level of involvement in achieving the corporate milestones and goals and to an extent the relativity between executives. Non-executive directors do participate in the Company's Employee Share Option Plan, given the Company's size and stage of development and the necessity to attract the highest caliber of professionals to the role, whilst maintaining the Company's cash reserves.

The Remuneration Committee determines the total amount of performance-linked remuneration payable as a percentage of the total annualized salaries for all employees employed as at the end of the financial year (with pro rata reductions to the annualized salary made for any employee not employed for the entire financial year). Once the Remuneration Committee has determined the total performance-linked remuneration payable across the Company, Committee members assess the performance of each individual staff member within their department, relative to that staff member’s KPIs and decide how much performance-linked remuneration should be paid to that person.

Elements of director and executive compensation

Compensation packages contain the following key elements:
(a)	Short-term benefits - salary / fees, bonuses and other benefits;
(b)	Post-employment benefits - including superannuation; and
(c)	Share-based payments - share options granted under the Employee Share Option Plan as disclosed in Note 19 to the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(ii)	Key management personnel compensation

The aggregate compensation of the key management personnel of the consolidated entity and the company is set out below:

	Years Ended June 30,
	2006	2005
	$	$
Short-term	3,142,567	2,029,768
Post employment	161,141	99,810
Other long-term	-	-
Termination benefit	-	-
Share-based payment	943,333	3,643,681
	4,247,041	5,773,259

The compensation of each member of the key management personnel of the consolidated entity is as follows:

2006	Short-term benefits			Post-employment	Share-based payments	Total	Proportion related to performance
	Salary and fees	Bonus # (i)	Other benefits	Superannuation	Options * (ii)
	$	$	$	$	$	$	%
Directors
Dr R Brimblecombe	223,218	-	-	-	101,898	325,116	31.3
Mr G Rezos	467,437	257,000	6,366	14,648	306,681	1,052,132	53.9
Dr P Ashton	184,159	-	4,776	5,542	48,195	242,672	19.9
Mr S Lake	25,000	-	-	-	-	25,000	-
Dr D Mazzo	32,102	-	-	-	32,852	64,954	-
Mr M Rogers	37,213	-	-	-	32,852	70,065	-
Ms H Zampatti	15,613	-	-	1,405	-	17,018	-
Dr R Aston	304,121	26,600	-	4,560	-	335,281	7.9
Ms A Ledger	15,806	-	-	1,423	-	17,229	-
Total	1,304,669	283,600	11,142	27,578	522,478	2,149,467

Other key management personnel
Dr M Parry-Billings	303,059	-	7,703	36,367	144,238	491,367	29.4
Mr A Finlay	253,215	60,000	8,380	28,189	96,979	446,763	35.6
Dr A Kluczewska	250,000	-	4,774	-	49,603	304,377	16.6
Prof L Canham	197,476	-	6,389	22,498	28,083	254,446	11.0
Mr S Connor	182,444	-	8,608	21,893	32,033	244,978	13.1
Dr J Ogden	171,449	-	5,233	20,574	24,133	221,389	10.9
Ms L Freedman	40,099	-	2,114	2,021	22,893	67,127	34.1
Mr M Soja	40,099	-	2,114	2,021	22,893	67,127	34.1
Total	1,437,841	60,000	45,315	133,563	420,855	2,097,574

Total	2,742,510	343,600	56,457	161,141	943,333	4,247,041

*	These options had no intrinsic value at the date of issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(i)
Bonuses were paid in October 2005 to executive directors and staff as short term incentives following the achievement of key milestones following a recommendation from the Company’s Remuneration Committee. No other bonuses have been paid by the Company up to the date of issuing this report.

(ii)
A total of 900,000 options were issued to directors and employees in November 2005. The options are exercisable at $0.80, being a 10% premium to the share price at the time that the options were announced (subject to shareholder approval) in April 2005. The options are subject to varying vesting conditions and expire on March 31, 2010.

A total of 400,000 options were issued to directors and employees in November 2005. The options are exercisable at $0.92, being a 10% premium to the 10 day weighted average share price prior to the date of the Notice of Meeting to approve the grant of the options. The options are subject to varying vesting conditions and expire on September 30, 2010.

A total of 1,850,000 options were issued to directors and employees in December 2005. The options are exercisable at $0.92, being a 10% premium to the 10 day weighted average share price prior to the date of the Notice of Meeting to approve the grant of the options. The options are subject to varying vesting and performance conditions and expire on September 30, 2010. Of these options issued to directors and employees the following have performance conditions as detailed below:

Dr P Ashton	500,000
Subject to 250,000 vesting in 12 months and 250,000 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.

Ms L Freedman	237,500
Subject to 118,750 vesting in 12 months and 118,750 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.

Mr M Soja	237,500
Subject to 118,750 vesting in 12 months and 118,750 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

2005	Short-term			Post Employment	Share-based payment	Total	Proportion related to performance
	Salary and fees	Bonus (i)	Other Benefits	Superannuation	Options * (ii)
	$	$	$	$	$	$	%
Directors
Dr R Brimblecombe	224,459	25,000	-	-	229,296	478,755	47.9
Mr G Rezos	348,062	75,000	-	10,905	1,361,127	1,795,094	80.0
Dr R Aston	315,683	25,000	1,189	8,438	558,592	908,902	64.2
Mr S Lake	22,917	-	-	-	91,718	114,635	-
Ms A Ledger	27,500	-	-	2,475	91,718	121,693	-
Mrs N Donovan	2,083	-	-	188	-	2,271	-
Total	940,704	125,000	1,189	22,006	2,332,451	3,421,350

Other key management personnel
Prof L Canham	193,780	-	6,056	22,553	353,524	575,913	61.4
Mr A Finlay	144,572	32,500	-	13,135	370,396	560,603	71.9
Dr A Kluczewska	208,333	10,000	-	-	299,808	518,141	59.8
Mr S Connor	181,146	-	10,612	21,738	143,751	357,247	40.2
Dr J Ogden	169,816	-	6,060	20,378	143,751	340,005	42.3
Total	897,647	42,500	22,728	77,804	1,311,230	2,351,909

Total	1,838,351	167,500	23,917	99,810	3,643,681	5,773,259

*	These options had no intrinsic value at the date of issue.

(i)
Bonuses were paid in April 2005 to executive directors and staff as short term incentives following the achievement of key milestones following a recommendation from the Company’s Remuneration Committee.

(ii)
During the year ended June 30, 2005 options were granted to directors and specified executives in August 2004 in respect of the pSiMedica acquisition and April 2005 in respect of annual performance reviews, pursuant to the Company’s Employee Share Option Plan, which have been included as equity options remuneration above. These options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

A total of 8,251,000 options were issued to directors and employees in August 2004. The options are exercisable at $1.18, being an 8% premium to the share price at the time of the grant, and may be exercised between the date of grant and expiry on August 5, 2009.

A total of 3,152,000 options were issued to employees in April 2005. The options are exercisable at $0.80, being a 10% premium to the share price at the time of the grant. The options are subject to varying vesting and performance conditions and expire on March 31, 2010.

(d)	Contracts for services of directors and key management personnel

The Company has entered into standard appointment agreements with directors other than Dr Ashton as noted below. These agreements provide for an indefinite period of appointment subject to reappointment requirements at annual general meetings under the terms of the constitution. The appointment may be terminated pursuant to the Corporations Act and the Company’s Constitution, in certain prescribed circumstances (eg. bankruptcy, conviction of an offence, unsound mind). The director may resign by notice in writing at any time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

The Company has entered into consulting contracts with certain directors or their related entities for an indefinite period which may be terminated by either party on three months’ written notice or summary notice in the event of a breach in the terms of the agreement, the consultant is found guilty of any criminal act, misconduct or negligence or becomes insolvent. There are no termination benefits other than what applicable statute dictates.

On January 1, 2006, Dr Ashton entered into an employment contract with the company for an indefinite period. Under the terms of the employment the employee is eligible for an annual cash bonus and entitled to be granted 500,000 options over the Company’s ordinary stock subject to 250,000 vesting in 12 months and 250,000 vesting in 24 months from the date of grant, subject to vesting conditions, with the term and exercise price to be determined by the Board. Termination may be by either party providing a notice period of 2 weeks. If termination is made by the Company without cause or by the employee for good cause, the employee is entitled to a lump sum equal to 100% of annual salary, 100% of prior year cash bonus received and medical benefits for a period of 1 year.

The Company has standard employment agreements with its employees covering levels of remuneration and other employment benefits such as annual leave, superannuation or pension contributions, review periods, and confidentiality provisions. The Company will be subject to statutorily imposed severance payments in the event of termination of employment and any bonuses and/or award of options to convert into ordinary shares are made at the Company’s discretion.

The employment contracts the Company has in place with UK based executives, being Dr Parry-Billings, Prof Canham, Mr Connor and Dr Ogden, provide for standard employment terms with a six month notice period, 12% defined superannuation contributions and medical cover.

The employment contracts the Company has in place with Australian based executives, being Mr Finlay, provide for standard employment terms, providing for 9% superannuation contributions and a 3 month notice period. On February 28, 2006 the Company amended the employment contract with Mr Finlay to provide a minimum two year term of service where there is a requirement for the Company to maintain an office or have an Australian resident Company Secretary.

The Company has entered into a consulting contract with a related entity of Dr Kluczewska for provision of service for an indefinite period which may be terminated by either party on three months’ written notice or summary notice in the event of a breach in the terms of the agreement, the consultant is found guilty of any criminal act, misconduct or negligence or becomes insolvent. There are no termination benefits other than what applicable statute dictates.

On May 16, 2006 Ms Freedman and Mr Soja entered into new employment contracts with the Company for an indefinite period. Under the terms of the employment the employee is eligible for an annual cash bonus and entitled to be granted 250,000 options over the Company’s ordinary stock subject to vesting conditions, with the term and exercise price to be determined by the Board. Termination may be by either party providing a notice period of 2 weeks. If termination is made by the Company without cause or by the employee for good cause and occurs prior to December 31, 2007 the employee is entitled to a lump sum equal to 200% of annual salary plus 100% of prior year cash bonus received and medical benefits for a period of 2 years. If termination is made by the Company without cause or by the employee for good cause and occurs after December 31, 2007, the employee is entitled to a lump sum equal to 100% of annual salary, 100% of prior year cash bonus received and medical benefits for a period of 1 year.

(e)	Compensation options: granted and vested during the year

During the financial year options were granted as equity compensation benefits to certain directors and executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at the exercise price stated below. The options may only be exercised after the vesting date stated below, and expire on the dates shown below. Vesting of the options is dependent on the achievement of certain key performance criteria where indicated. The key performance criteria to be met are in respect of certain employee performance targets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Share options issued by pSivida Limited

2006			Terms and conditions for each grant
	Vested	Granted	Grant date	Value per option at grant date **		Value of underlying share at grant date		Exercise price per share		Vesting date	Expiry date
	Number	Number		$		$		$
Directors
Dr R Brimblecombe	300,000 75,000	300,000 75,000	15 Nov05 30 Dec05	$ $	0.283 0.229	$ $	0.745 0.71	$ $	0.80 0.92	22 Apr 06 30 Dec 05	31 Mar 10 30 Sep 10
Mr G Rezos	600,000 600,000	600,000 600,000	15 Nov05 30 Dec05	$ $	0.283 0.229	$ $	0.745 0.71	$ $	0.80 0.92	22 Apr 06 30 Dec 05	31 Mar 10 30 Sep 10
Dr D Mazzo	-	200,000	16 Nov05		$0.264		$0.725		$0.92	16 Nov 06	30 Sep 10
Mr M Rogers	-	200,000	16 Nov05		$0.264		$0.725		$0.92	16 Nov 06	30 Sep 10
Dr P Ashton	- -	* 250,000 * 250,000	30 Dec05 30 Dec05	$ $	0.250 0.270	$ $	0.71 0.71	$ $	0.92 0.92	30 Dec 06 30 Dec 07	30 Sep 10 30 Sep 10
Total	1,575,000	2,475,000

Other key management personnel
Dr M Parry-Billings	320,000	-	22 Apr05		$0.316		$0.75		$0.80	22 Apr 06	31 Mar 10
Mr A Finlay	200,000 200,000	- 200,000	22 Apr05 30 Dec05	$ $	0.316 0.229	$ $	0.75 0.71	$ $	0.80 0.92	22 Apr 06 30 Dec 06	31 Mar 10 30 Sep 10
Dr A Kluczewska	400,000 125,000	- -	21 Oct03 22 Apr05	$ $	0.287 0.316	$ $	0.58 0.75	$ $	0.61 0.80	31 Dec 05 22 Apr 06	31 Dec 07 31 Mar 10
Prof L Canham	112,500	-	22 Apr05		$0.316		$0.75		$0.80	22 Apr 06	31 Mar 10
Mr S Connor	125,000	-	22 Apr05		$0.316		$0.75		$0.80	22 Apr 06	31 Mar 10
Dr J Ogden	100,000	-	22 Apr05		$0.316		$0.75		$0.80	22 Apr 06	31 Mar 10
Ms L Freedman	- -	* 118,750 * 118,750	30 Dec05 30 Dec05	$ $	0.250 0.270	$ $	0.71 0.71	$ $	0.92 0.92	30 Dec 06 30 Dec 07	30 Sep 10 30 Sep 10
Mr M Soja	- -	* 118,750 * 118,750	30 Dec05 30 Dec05	$ $	0.250 0.270	$ $	0.71 0.71	$ $	0.92 0.92	30 Dec 06 30 Dec 07	30 Sep 10 30 Sep 10
Total	1,582,500	675,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Share options issued by AION Diagnostics Limited

2006			Terms and conditions for each grant
	Vested	Granted	Grant date	Value per option at grant date **	Value of underlying share at grant date	Exercise price per share	Vesting date	Expiry date
	Number	Number		$	$	$
Directors
Dr R Brimblecombe	-	-	-	-	-	-	-	-
Mr G Rezos	152,500	-	13 Oct 05	$0.29	$0.29	$0.00	13 Oct 05	3 Feb 08
Dr D Mazzo	-	-	-	-	-	-	-	-
Mr M Rogers	-	-	-	-	-	-	-	-
Dr P Aston	-	-	-	-	-	-	-	-
Total	152,500	-

Other key management personnel
Dr M Parry-Billings	-	-	-	-	-	-	-	-
Mr A Finlay	-	* 10,000	13 Oct 05	$0.29	$0.29	$0.00	-	3 Feb 08
Dr A Kluczewska	297,024	* 100,000	13 Oct 05	$0.29	$0.29	$0.00	-	3 Feb 08
Prof L Canham	-	* 45,000	13 Oct 05	$0.29	$0.29	$0.00	-	3 Feb 08
Mr S Connor	-	-	-	-	-	-	-	-
Dr J Ogden	-	-	-	-	-	-	-	-
Ms L Freedman	-	-	-	-	-	-	-	-
Mr M Soja	-	-	-	-	-	-	-	-
Total	297,024	155,000

*	Vesting of these options is subject to performance conditions
**	Options have been valued using the Black-Scholes option valuation model, which takes into account time value and the volatility of the stock price.

Share options issued by pSivida Limited

2005			Terms and conditions for each grant
	Vested	Granted	Grant date	Value per option at grant date **		Value of underlying share at grant date		Exercise price per share		Vesting date	Expiry date
	Number	Number		$		$		$
Directors
Dr R Brimblecombe	500,000	500,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Mr G Rezos	2,750,000	2,750,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Dr R Aston	1,000,000	1,000,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Mr S Lake	200,000	200,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Ms A Ledger	200,000	200,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Total	4,650,000	4,650,000

Other key management personnel
Prof L Canham	700,000 -	700,000 * 125,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Mr A Finlay	700,000 -	700,000 200,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Dr A Kluczewska	100,000 - 400,000	100,000 125,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Mr S Connor	300,000 -	300,000 * 125,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Dr J Ogden	300,000 -	300,000 * 125,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Total	2,500,000	2,800,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Share options issued by AION Diagnostics Limited

2005			Terms and conditions for each grant
	Vested	Granted	Grant date	Value per option at grant date **	Value of under-lying share at grant date	Exer-cise price per share	Vesting date	Expiry date
	Number	Number		$	$	$
Directors
Mr G Rezos	-	* 250,000	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Dr R Aston	-	* 250,000	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Total	-	500,000

Other key management personnel
Prof L Canham	-	* 65,840	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Mr A Finlay	-	* 98,760	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Dr A Kluczewska	-	* 395,040	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Total	-	559,640

*	Vesting of these options is subject to performance conditions
**	Options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

(f)	Shares issued on exercise of compensation options

No compensation options were exercised by directors during the current or prior year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(g)	Share and option holdings of key management personnel

Fully paid ordinary shares of pSivida Limited

2006	Balance at Jun 30, 2005	Granted as compensation	Received on exercise of options	Net other change	Balance at Jun 30, 2006
	Number	Number	Number	Number	Number
Directors
Dr R Brimblecombe	445,067	-	-	168,133	613,200
Mr G Rezos	11,319,282	-	-	171,000	11,490,282
Mr S Lake	-	-	-	-	-
Dr D Mazzo *	-	-	-	20,000	20,000
Mr M Rogers *	-	-	-	-	-
Dr P Ashton *	17,664,080	-	-	-	17,664,080
Ms H Zampatti *	-			170,179	170,179
Ms A Ledger **	1,900,000	-	-	-	1,900,000
Dr R Aston **	7,093,586	-	-	-	7,093,586
Total	38,422,015	-	-	529,312	38,951,327

Other key management personnel
Dr M Parry-Billings	-	-	-	-	-
Prof L Canham	3,909,579	-	-	(179,579)	3,730,000
Dr A Kluczewska	-	-	-	-	-
Mr M Soja *	3,060,460	-	-	-	3,060,460
Ms L Freedman *	2,786,320	-	-	-	2,786,320
Mr A Finlay	-	-	-	15,000	15,000
Dr J Ogden	-	-	-	-	-
Mr S Connor	189,000	-	-	-	189,000
Total	9,945,359	-	-	(164,579)	9,780,780

*	Opening balance at date of appointment
**	Closing balance at date of resignation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

2005	Balance at Jun 30, 2004	Granted as compensation	Received on exercise of options	Net other change	Balance at Jun 30, 2005
	Number	Number	Number	Number	Number
Directors
Dr R Brimblecombe	320,833	-	-	124,234	445,067
Mr G Rezos	10,895,657	-	-	423,625	11,319,282
Dr R Aston	3,090,833	-	-	4,002,753	7,093,586
Mr S Lake *	-	-	-	-	-
Ms A Ledger *	2,000,000	-	-	(100,000)	1,900,000
Mrs N Donovan **	54,333	-	-	-	54,333
Total	16,361,656	-	-	4,450,612	20,812,268

Other key management personnel
Prof L Canham	-	-	-	3,909,579	3,909,579
Mr A Finlay	-	-	-	-	-
Dr A Kluczewska	-	-	-	-	-
Mr S Connor	-	-	-	189,000	189,000
Dr J Ogden	-	-	-	-	-
Total	-	-	-	4,098,579	4,098,579

*	Opening balance at date of appointment
**	Closing balance at date of resignation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Share options issued by pSivida Limited

2006	Balance at Jun 30, 2005	Granted as compensation	Exercised	Net other change	Balance at Jun 30, 2006	Balance vested and exercisable at Jun 30, 2006	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Directors
Dr R Brimblecombe	949,111	375,000	-	-	1,324,111	1,324,111	375,000
Mr G Rezos	3,971,030	1,200,000	-	-	5,171,030	5,171,030	1,200,000
Mr S Lake	242,061	-	-	-	242,061	242,061	-
Dr D Mazzo *	-	200,000	-	-	200,000	-	-
Mr M Rogers *	-	200,000	-	-	200,000	-	-
Dr P Ashton *	-	500,000	-	880,700	1,380,700	880,700	-
Ms H Zampatti *	-	-	-	-	-	-	-
Ms A Ledger **	200,000	-	-	-	200,000	200,000	-
Dr R Aston **	1,549,111	-	-	-	1,549,111	1,549,111	-
Total	6,911,313	2,475,000	-	880,700	10,267,013	9,367,013	1,575,000

Other key management personnel
Dr M Parry-Billings	1,200,000	-	-	(80,000)	1,120,000	720,000	320,000
Mr A Finlay	900,000	200,000	-	-	1,100,000	1,100,000	400,000
Dr A Kluczewska	1,425,000	-	-	-	1,425,000	1,425,000	525,000
Prof L Canham	864,289	-	-	(12,500)	851,789	851,789	112,500
Mr S Connor	444,645	-	-	-	444,645	444,645	125,000
Dr J Ogden	554,708	-	-	(25,000)	529,708	529,708	100,000
Ms L Freedman	-	237,500	-	-	237,500	-	-
Mr M Soja	-	237,500	-	-	237,500	-	-
Total	5,388,642	675,000	-	(117,500)	5,946,142	5,071,142	1,582,500

*	Opening balance at date of appointment
**	Closing balance at date of resignation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

2005	Balance at Jun 30, 2004	Granted as compensation	Exercised	Net other change	Balance at Jun 30, 2005	Balance vested and exercisable at Jun 30, 2005	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Directors
Dr R Brimblecombe	1,000,000	500,000	-	(550,889)	949,111	949,111	500,000
Mr G Rezos	5,450,000	2,750,000	-	(4,228,970)	3,971,030	3,971,030	2,750,000
Dr R Aston	4,500,000	1,000,000	-	(3,950,889)	1,549,111	1,549,111	1,000,000
Mr S Lake *	-	200,000	-	42,061	242,061	242,061	200,000
Ms A Ledger *	-	200,000	-	-	200,000	200,000	200,000
Mrs N Donovan **	850,000	-		-	850,000	850,000	-
Total	11,800,000	4,650,000	-	(8,688,687)	7,761,313	7,761,313	4,650,000

Other key management personnel
Prof L Canham	-	825,000	-	39,289	864,289	739,289	700,000
Mr A Finlay	-	900,000	-	-	900,000	700,000	700,000
Dr A Kluczewska	1,200,000	225,000	-	-	1,425,000	900,000	500,000
Mr S Connor	-	425,000	-	19,645	444,645	319,645	300,000
Dr J Ogden	-	425,000	-	129,708	554,708	429,708	300,000
	1,200,000	2,800,000	-	188,642	4,188,642	3,088,642	2,500,000

*	Opening balance at date of appointment
**	Closing balance at date of resignation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Share options issued by AION Diagnostics Consolidated Group

2006	Balance at Jun 30, 2005	Granted as compensation	Exercised	Net other change	Balance at Jun 30, 2006	Balance vested and exercisable at Jun 30, 2006	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Directors
Dr R Brimblecombe	-	-	-	-	-	-	-
Mr G Rezos	250,000	-	-	-	250,000	152,500	152,500
Mr S Lake	-	-	-	-	-	-	-
Dr D Mazzo *	-	-	-	-	-	-	-
Mr M Rogers *	-	-	-	-	-	-	-
Dr P Ashton *	-	-	-	-	-	-	-
Ms H Zampatti *	-	-	-	-	-	-	-
Ms A Ledger **	-	-	-	-	-	-	-
Dr R Aston **	250,000	-	-	(250,000)	-	-	-
Total	500,000	-	-	(250,000)	250,000	152,500	152,500

Other key management personnel
Dr M Parry-Billings	-	-	-	-	-	-	-
Mr A Finlay	98,760	10,000	-	-	108,760	-	-
Dr A Kluczewska	395,040	100,000	-	-	495,040	297,024	297,024
Prof L Canham	65,840	45,000	-	-	110,840	-	-
Mr S Connor	-	-	-	-	-	-	-
Dr J Ogden	-	-	-	-	-	-	-
Ms L Freedman	-	-	-	-	-	-	-
Mr M Soja	-	-	-	-	-	-	-
Total	559,640	155,000	-	-	714,640	297,024	297,024

*	Opening balance at date of appointment
**	Closing balance at date of resignation

Due to a reorganization within the AION Diagnostics consolidated group during the financial year the options originally issued by AION Diagnostics Limited were cancelled and reissued by AION Diagnostics Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

2005	Balance at Jun 30, 2004	Granted as compensation	Exercised	Net other change	Balance at Jun 30, 2005	Balance vested and exercisable at Jun 30, 2005	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Directors
Dr R Brimblecombe	-	-	-	-	-	-	-
Mr G Rezos	-	250,000	-	-	250,000	-	-
Mr S Lake *	-	-	-	-	-	-	-
Ms A Ledger *	-	-	-	-	-	-	-
Dr R Aston	-	250,000	-	-	250,000	-	-
Mrs N Donovan **	-	-	-	-	-	-	-
Total	-	500,000	-	-	500,000	-	-

Other key management personnel
Dr M Parry-Billings	-	-	-	-	-	-	-
Mr A Finlay	-	98,760	-	-	98,760	-	-
Dr A Kluczewska	-	395,040	-	-	395,040	-	-
Prof L Canham	-	65,840	-	-	65,840	-	-
Mr S Connor	-	-	-	-	-	-	-
Dr J Ogden	-	-	-	-	-	-	-
Ms L Freedman	-	-	-	-	-	-	-
Mr M Soja	-	-	-	-	-	-	-
Total	-	559,640	-	-	559,640	-	-

*	Opening balance at date of appointment
**	Closing balance at date of resignation

(h)	Other transactions and balances with key management personnel and related parties

Consultancy fees and other payments of $273,467 (2005: $319,941) were paid to Newtonmore Biosciences Pty Ltd, a company controlled by Dr R Aston. The portion of this amount relating to services performed by Dr Aston has been included in directors’ compensation above.

Consultancy fees and other payments of $561,687 (2005: $332,085) were paid to Viaticus Capital Pty Ltd, a company controlled by Mr G Rezos, and have been included in directors’ compensation above.

Consultancy fees and other payments of $250,000 (2005: $160,256) were paid to Integrin Consulting Pty Ltd, a company controlled by Dr A Kluczewska, and have been included in executives’ compensation above. A further amount of $146,700 (2005: $100,995) was paid to Integrin Consulting Pty Ltd for office staff costs.

An amount of $53,289 (2005: Nil) was paid to Mirimar Property Partners Pty Ltd, of which Dr A Kluczewska and Mr G Rezos are partners, for the lease of Mirimar Building office space.

An amount of $117,638 (2005: $125,982) was paid to Albion Capital Partners, of which Mr G Rezos is a partner, for sublease of BGC Centre office space. An amount of $57,600 (2005: $63,360) was paid to Albion Capital Partners for financial analyst services. A further amount of $53,826 (2005: Nil) was paid to Albion Capital Partners for financial controller services.

Amounts owing to directors and their related parties at June 30, 2006 were $3,300 (2005: $50,102). These are included in current payables in Note 9.

An amount of £53,843 ($127,981) (2005: £220,689 ($544,320)) was paid or payable to QinetiQ Limited, a shareholder of pSivida Limited and former shareholder of pSiMedica Limited, for the use of laboratory facilities and for patent filing and administration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

24.	Auditor’s remuneration

	Years Ended June 30,
	2006	2005
	$	$
Amounts paid or due and payable to Deloitte Touche Tohmatsu Australia for:
- Audit or review of the financial report of the entity and any other entity in the consolidated Group	262,916	-
- Other services in relation to the entity and any other entity in the consolidated Group
- Taxation services	12,217	-
- Fees incurred in relation to US statutory filings	404,494	643,704
	679,627	643,704
Amounts paid or due and payable to related practices of Deloitte Touche Tohmatsu Australia for:
- Audit or review of the financial report of subsidiaries	144,235	42,423
- Taxation services	41,119	9,496
- Fees incurred in relation to US statutory filings	674,891	-
	860,245	51,919
	1,539,872	695,623

Amounts paid or due and payable to other audit firms for:
- Audit or review of the financial report of subsidiaries	27,569	34,737
- Taxation services	4,307	-
- Corporate finance services	83,645	72,920
	115,521	107,657

The auditor of pSivida Limited is Deloitte Touche Tohmatsu for the year ended June 30, 2006. The auditor of pSivida Limited was Ernst and Young for the year ended June 30, 2005.

25.	Acquisitions of businesses

Names of businesses acquired	Principal activity	Date of acquisition	Proportion of shares acquired (%)	Cost of acquisition $
2006
Control Delivery Systems Inc (‘CDS’)	Design and develop drug delivery products	December 30, 2005	100%	116,878,675

The acquisition is an integral part of the Company’s on-going US growth strategy, creating a global bio-nanotech company specializing in drug delivery, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio. CDS’ portfolio of products and product candidates includes two approved and marketed products, one Phase III product and other early-stage product candidates. This combination also provides pSivida with an operating base in the Boston biotech hub, enhancing its overall visibility as well as access to the US scientific and investment communities and brings additional development and regulatory expertise to pSivida’s management team. On completion of the acquisition, CDS was renamed pSivida Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Cost of acquisition comprised of:	$
• Cash	114,319
• 150,844,680 ordinary fully paid shares of pSivida, represented by 15,084,468 American Depositary Shares (‘ADS’s) $0.71 per share, represented by US$5.169 per ADS	107,099,723
• 8,991,930 non-vested ordinary shares of pSivida, represented by 899,193 non-vested ADSs $0.71 per share, represented by US$5.169 per ADS	6,384,270
• Less: Unearned compensation	(1,509,089)
• 1,724,460 share options in pSivida, represented by 172,446 options over ADSs	642,250
• Direct acquisition costs	4,147,202
116,878,675

The fair value of the ordinary fully paid shares was based on the ASX published price at the date of exchange. The ASX closing price of pSivida ordinary shares on the December 30, 2005 was $0.71 per ordinary share.

The fair value of the non-vested ordinary shares has been valued at the same amount per share as the vested ordinary shares. However, the fair value is reduced by an amount of unearned compensation, being the portion of the fair value at the date of exchange related to the future service (vesting) period of the non-vested ordinary shares.

The fair value of the share options has been calculated using the Black-Scholes model.

The registration and issue costs of $1,169,385 are excluded from the purchase price and recognized as a reduction of issued capital.

Included in the net loss for the period is a loss of $5,937,498 attributable to the acquired business of CDS (now pSivida Inc). The revenue of the combined entity for the year would have been $2,037,160 (2005: $13,088,676), the loss after income tax would have been $36,784,780 (2005: $14,430,955) and the basic and diluted loss per share would have been $(0.12) (2005: $(0.04)) had the acquisition of CDS been effected at the beginning of the year rather than on December 30, 2005.

	Control Delivery Systems Inc (‘CDS’)
Net assets acquired	Book value	Fair value adjustment	Fair value on acquisition
	$	$	$
Current assets:
Cash	228,463	-	228,463
Trade and other receivables	545,633	-	545,633
Prepayments	283,193	-	283,193
Non-current assets:
Property, plant and equipment	624,082	-	624,082
Deferred tax assets	-	16,590,795	16,590,795
In-process R & D	-	34,281,686	34,281,686
Patents	-	88,460,020	88,460,020
Current liabilities:
Trade and other payables	(3,456,704)	-	(3,456,704)
Deferred revenue	(1,826,700)	-	(1,826,700)
Provisions	(161,234)	-	(161,234)
Non-current liabilities:
Deferred tax liability	-	(49,096,682)	(49,096,682)
	(3,763,267)	90,235,819	86,472,552
Goodwill on acquisition			30,406,123
			116,878,675

The consolidated entity has paid a premium for the acquiree as it believes the acquisition will introduce additional synergies to its existing operations.

Goodwill is not deductible for tax purposes.

Further details of the businesses acquired during the financial year are disclosed in Note 17(d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

26.	Segment information

(a)	Business segment - primary segment

The consolidated entity operates in one business segment, being the biotechnology sector. The chief operating decision maker allocates resources and assesses performance based on the consolidated results within this biotechnology sector.

(b)	Geographic segment - secondary segment

	Segment revenues (i)		Long-lived assets
	2006	2005	2006	2005
	$	$	$	$
Australia	-	-	331,015	82,293
United States	1,324,069	-	649,185	-
United Kingdom	68,931	161,666	2,132,648	3,171,901
Singapore	-	-	26,701	19,469
Unallocated	-	-	-	-
Consolidated	1,393,000	161,666	3,139,549	3,273,663

(i)	Revenues are attributed to countries based on location of customer.

	Segment assets		Acquisition of segment assets
	2006	2005	2006	2005
	$	$	$	$
Australia	12,669,836	11,059,134	292,661	7,475
United States	151,191,558	-	153,630,779	-
United Kingdom	69,300,275	78,174,497	953,223	83,578,841
Singapore	2,201,143	2,278,670	19,147	20,836
Unallocated	123,265	353,801	26,208	49,444
Consolidated	235,486,077	91,866,102	154,922,018	83,656,596

27.	Financial instruments

(a)	Financial risk management objectives

The consolidated entity’s principal financial instruments, other than derivatives, comprise convertible note borrowings, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from operations.

The consolidated entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The consolidated entity’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Board reviews and agrees policies for managing each of these risks.

(b)	Significant accounting policies

Details of significant accounting policies and methods adopted, including criteria for recognition, the basis for measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(c)	Foreign currency risk management

As the Group undertakes certain transactions denominated in foreign currencies, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters and are not material to the financial statements. Refer to Note 2(b) for quantum of exchange differences arising. No hedging transactions have been undertaken.

(d)	Interest rate risk management

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

			Fixed interest rate
	Notes	interest rate	Less than 1 year	1-5 years	More than 5 years	Non-interest bearing	Total	Weighted average interest rate
	$	$	$	$	$	$	$	%
2006
Financial assets
Cash	17(a)	15,028,210	-	-	-	418,342	15,446,552	4.04%
Trade and other receivables	5	-	-	-	-	1,001,486	1,001,486	-
		15,028,210	-	-	-	1,419,828	16,448,038

Financial liabilities
Trade creditors and accruals	9	-	-	-	-	7,416,013	7,416,013	-
Deferred revenue		-	-	-	-	2,668,574	2,668,574
Borrowings	10	-	11,219,696	3,940,092	-	-	15,159,788	8.0%
Other financial liabilities	11	-	-	-	-	2,465,416	2,465,416	-
		-	11,219,696	3,940,092	-	12,550,003	27,709,791

2005
Financial assets
Cash	17(a)	12,528,926	200,000	-	-	163,135	12,892,061	2.87%
Trade and other receivables	5	-	-	-	-	709,418	709,418	-
		12,528,926	200,000	-	-	872,553	13,601,479

Financial liabilities
Trade creditors and accruals	9	-	-	-	-	2,017,820	2,017,820	-
		-	-	-	-	2,017,820	2,017,820

(e)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted a policy of dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from default.

The consolidated entity's maximum exposure to credit risk for each class of recognized financial asset is the carrying amount, net of any provisions for doubtful debts, of those assets as indicated in the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(f)	Fair value of financial instruments

The directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair values (2005: net fair values). With regard to the convertible note, the directors believe that there is no significant difference between the carrying value and fair value because the instrument takes into account the risk profile and liquidity of the Company at this stage in its development.

28.	Transition to Australian equivalents to International Financial Reporting Standards

The consolidated entity changed its accounting policies on July 1, 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with AASB 1, with July 1, 2004 as the date of transition, except for financial instruments, where the date of transition is July 1, 2005 (refer Note 1).

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Effect of A-IFRS on the balance sheet as at July 1, 2004

		Consolidated
	Notes	Superseded policies *	Effect of transition to A-IFRS	A-IFRS
		$	$	$

Current assets
Cash and cash equivalents		31,350,656	-	31,350,656
Trade and other receivables		340,482	-	340,482
Prepayments		38,958	-	38,958
Total current assets		31,730,096	-	31,730,096

Non-current assets
Property, plant and equipment		669,699	-	669,699
Other intangible assets	a	7,934,622	1,183,550	9,118,172
Other		32,641	-	32,641
Total non-current assets		8,636,962	1,183,550	9,820,512

Total assets		40,367,058	1,183,550	41,550,608

Current liabilities
Trade and other payables		1,938,115	-	1,938,115
Total current liabilities		1,938,115	-	1,938,115

Total liabilities		1,938,115	-	1,938,115

Net assets		38,428,943	1,183,550	39,612,493

Equity
Issued capital		49,957,982	-	49,957,982
Reserves	b, c	78,220	(38,531)	39,689
Accumulated losses	g	(13,190,459)	1,222,081	(11,968,378)
Parent entity interest		36,845,743	1,183,550	38,029,293
Minority interest		1,583,200	-	1,583,200

Total equity		38,428,943	1,183,550	39,612,493

*	Reported financial position as at June 30, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Effect of A-IFRS on the income statement for the financial year ended June 30, 2005

		Consolidated
	Notes	Superseded policies *	Effect of transition to A-IFRS	A-IFRS
		$	$	$

Revenue	d	828,976	(667,310)	161,666
Other income	d	-	660,400	660,400
Selling, general and administrative	a, c, e	(6,011,712)	(5,681,294)	(11,693,006)
Research and development		(8,287,930)	-	(8,287,930)
Finance costs		(31,569)	-	(31,569)
Foreign exchange gain / (loss), net		(1,623,484)	-	(1,623,484)
Loss before income tax		(15,125,719)	(5,688,204)	(20,813,923)
Income tax benefit	f	-	3,620,891	3,620,891
Loss for the period		(15,125,719)	(2,067,313)	(17,193,032)
Loss attributable to minority interest		399,196	-	399,196
Loss attributable to members of the parent entity		(14,726,523)	(2,067,313)	(16,793,836)
*	Reported financial results under previous Australian GAAP.

Effect of A-IFRS on the balance sheet as at June 30, 2005

		Consolidated
	Notes	Superseded policies *	Effect of transition to A-IFRS	A-IFRS
		$	$	$
Current assets
Cash and cash equivalents		12,892,061	-	12,892,061
Trade and other receivables		709,418	-	709,418
Prepayments		322,933	-	322,933
Total current assets		13,924,412	-	13,924,412

Non-current assets
Property, plant and equipment		3,273,663	-	3,273,663
Goodwill	e	8,588,228	14,717,470	23,305,698
Other intangible assets	a	56,249,010	(4,886,681)	51,362,329
Total non-current assets		68,110,901	9,830,789	77,941,690

Total assets		82,035,313	9,830,789	91,866,102

Current liabilities
Trade and other payables		2,017,820	-	2,017,820
Provisions		29,879	-	29,879
Total current liabilities		2,047,699	-	2,047,699

Non-current liabilities
Deferred tax liabilities	f	-	10,122,656	10,122,656
Total non-current liabilities		-	10,122,656	10,122,656

Total liabilities		2,047,699	10,122,656	12,170,355

Net assets		79,987,614	(291,867)	79,695,747

Equity
Issued capital		107,883,835	-	107,883,835
Reserves	b, c	20,761	553,366	574,127
Accumulated losses	g	(27,916,982)	(845,233)	(28,762,215)

Total equity		79,987,614	(291,867)	79,695,747

*	Reported financial position under previous Australian GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Effect of A-IFRS on the cash flow statement

There are no material differences between the cash flow statement presented under A-IFRS and the cash flow statement presented under the superseded policies.

Notes to the reconciliations of the income statement and balance sheet

(a)	Other intangible assets

At the date of transition to A-IFRS, the Company elected to restate all business combinations occurring from December 1, 2000, the date of the entity’s relisting on the Australian Stock Exchange.

As part of this restatement, the Company has capitalized direct acquisition costs previously expensed under superseded policies on the acquisition of a controlling interest in pSiMedica Limited in May 2001 totaling $112,278, resulting in an increase to intangibles of this amount on transition (and also applicable at June 30, 2005) and a corresponding decrease to accumulated losses in the consolidated entity, and an increase in other financial assets and a corresponding decrease to accumulated losses in pSivida Limited.

The restatement of business combinations has also resulted in an increase in other intangible assets of $3,400,552 on transition (and also applicable at June 30, 2005) in the consolidated entity as a result of the gross-up of intangible assets resulting from changes to deferred tax balances. An amortization expense must also be charged on the additional intangible amount. This has resulted in a decrease in intangibles of $692,513 at transition and $1,003,517 at June 30, 2005. A corresponding increase to accumulated losses of $692,513 on transition, and an additional amortization expense of $311,004 for the year ended June 30, 2005 has been recorded. These adjustments had no effect in the financial statements of pSivida Limited.

Further, under A-IFRS the consolidated entity has chosen to amortize its intangible assets from the date of their recognition, which differs from superseded policies whereby the consolidated entity did not amortize intangible assets until such time as they resulted in the generation of revenue. This has resulted in a decrease in intangibles of $1,636,767 at transition and $7,395,994 at June 30, 2005. A corresponding increase to accumulated losses of $1,636,767 on transition, and an additional amortization expense of $5,759,227 for the year ended June 30, 2005 has been recorded. These adjustments had no effect in the financial statements of pSivida Limited.

(b)	Cumulative exchange differences

At the date of transition, the consolidated entity elected to reset the foreign currency translation reserve to zero. An amount of $78,220 was reclassified from the foreign currency translation reserve to accumulated losses on transition (and also applicable at June 30, 2005), thereby reducing the balance of reserves by this amount.

(c)	Share-based payments

In accordance with AASB 2 ‘Share-based Payment’, equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005 are measured at fair value at the date of grant (or the measurement date in the case of share-based payments granted to non-employees).

The fair value of the equity-settled share-based payments is expensed over the vesting period, based on the consolidated entity’s estimate of shares that will eventually vest.

As at the date of transition to A-IFRS, the consolidated entity has recognized an increase in the employee equity-settled payments reserve and a corresponding increase in accumulated losses of $39,689. This adjustment was also applicable to pSivida Limited.

For the financial year ended June 30, 2005, share-based payments of $591,897 which were not recognized under the superseded policies were recognized as selling, general and administrative expenses under A-IFRS, with a corresponding increase in the employee equity-settled payments reserve in the financial statements of the consolidated entity. Share-based payments of $420,788 were recognized as selling, general and administrative expenses in the financial statements of pSivida Limited, with a corresponding increase in the employee equity-settled payments reserve.

These adjustments had no material tax or deferred tax consequences.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(d)	Interest income

In accordance with AASB 118 ‘Revenue’ the Company has reclassified interest income from revenue to other income as it does not meet the definition in that Accounting Standard of having arisen in the course of ordinary activities of the Group.

(e)	Goodwill

There is no goodwill at the date of transition to A-IFRS.

In accordance with AASB 3 ‘Business Combinations’, the consolidated entity recognized an increase of goodwill of $13,743,547 for the year ended June 30, 2005.

Further, goodwill, which was amortized under superseded policies, is not amortized under A-IFRS from the date of acquisition for those business combinations restated. The effect of this change is an increase in the carrying amount of goodwill by $973,923 and a decrease in net loss before tax of $973,923 for the financial year ended and as at June 30, 2005. There is no tax effect as deferred taxes are not recognized for temporary differences arising from goodwill from which amortization is not deductible for tax purposes.

These adjustments had no effect in the financial statements of pSivida Limited.

(f)	Deferred income tax

Under superseded policies, the consolidated entity adopted tax-effect accounting principles whereby income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting purposes, were recognized at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases.

The effect of the deferred tax adjustments on deferred tax balances is as follows:

	Consolidated
	July 1, 2004	June 30, 2005
	$	$
Deferred tax assets not recognized under previous AGAAP	2,708,039	5,611,096
Deferred tax liabilities not recognized under previous AGAAP	(2,708,039)	(15,733,752)
Net increase in deferred tax balances	-	(10,122,656)

Financial year ended June 30, 2005
$
Net impact on deferred tax at beginning of period	-
Impact on loss for period	3,620,892
Deferred tax capitalized to goodwill	(13,743,548)
Net impact of deferred tax at end of period	(10,122,656)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(g)	Accumulated losses

The effect of the above adjustments on accumulated losses is as follows:

		Consolidated
	Notes	July 1, 2004	June 30, 2005
		$	$

Income tax benefit / expense	a, f	3,400,552	7,021,443
Direct acquisition costs capitalized	b	112,278	112,278
Amortization of grossed-up intangible	b	(692,513)	(1,003,517)
Amortization of intangibles previously unamortized	b	(1,636,767)	(7,395,994)
Transfer from foreign currency translation reserve	c	78,220	78,220
Expensed share-based payments	d	(39,689)	(631,586)
Goodwill no longer amortized	e	-	973,923

Total adjustment to accumulated losses		1,222,081	(845,233)

Attributable to members of the parent entity		1,222,081	(845,233)
Attributable to minority interest		-	-
		1,222,081	(845,233)

29.	Reconciliation to US GAAP

The audited consolidated financial statements have been prepared in accordance with A-IFRS, which differ in certain significant respects from accounting principles generally accepted in the United States (‘US GAAP’). Following is a summary of the adjustments to net loss and total equity required when reconciling such amounts in the financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A-IFRS and US GAAP.

Reconciliation of net loss

The following is a reconciliation of net loss as reported in the consolidated statement of operations under A-IFRS to net loss as adjusted for the effects of the application of US GAAP as of June 30, 2006 and 2005 and for the years ended June 30, 2006 and 2005:

		Year ended
		June 30, 2006	June 30, 2005
		$	$
Loss for the period in accordance with A-IFRS		(28,166,129)	(17,193,032)
Loss attributable to minority interest		-	399,196
Loss attributable to members of the parent entity under A-IFRS		(28,166,129)	(16,793,836)

US GAAP adjustments:
Share-based compensation expense	a	-	310,674
Fair value of equity instruments issued as consideration - amortization expense	b	(35,911)	(42,811)
In-process research and development	c	(35,059,623)	-
Sales of stock by subsidiaries - amortization expense	d	(39,529)	(39,232)
Sale and leaseback transaction - deferred gain	e	100,685	-
Deferred tax effect of US GAAP adjustments		(280,619)	24,613
US GAAP adjustments attributable to minority interest		-	(20,920)

Net loss in accordance with US GAAP		(63,481,126)	(16,561,512)

Loss per share in accordance with US GAAP
Basic and diluted loss per share	f	$(0.21)	$(0.08)
Weighted average number of shares - basic and diluted		305,882,956	207,802,540

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Reconciliation of total equity

The following is a reconciliation of total equity as reported in the consolidated balance sheet under A-IFRS to total equity as adjusted for the effects of the application of US GAAP as of June 30, 2006 and June 30, 2005:

		As of
		June 30, 2006	June 30, 2005

Total equity in accordance with A-IFRS		175,032,585	79,695,747

US GAAP adjustments:
Fair value of equity instruments issued as consideration	b	33,542,628	8,410,076
In-process research and development	c	(36,094,641)	(1,035,018)
Sales of stock by subsidiaries	d	272,806	312,335
Sale and leaseback transaction	e	100,685	-
Deferred tax impact of US GAAP adjustments		(13,422)	267,197
Foreign currency translation impact of US GAAP adjustments		(242,508)	-

Total equity in accordance with US GAAP		172,598,133	87,650,337

Roll forward analysis of shareholders’ equity under US GAAP

		Year ended
		June 30, 2006	June 30, 2005

Balance in accordance with US GAAP at beginning of year		87,650,337	37,794,705
Issuance of equity instruments in connection with acquisitions, net of issue and registration costs		136,616,233	62,819,709
Issuance of shares in connection with PIPE and rights issue, net of issue costs		10,988,862	-
Issuance of shares in connection with exercise of options		15	3,666,500
Share-based compensation attributable to non-vested ADSs, options and warrants issued	a	2,033,396	281,222
Warrants attached to convertible loan note		1,706,592	-
Foreign currency translation adjustment		(2,916,176)	(350,287)
Net loss in accordance with US GAAP		(63,481,126)	(16,561,512)
Balance in accordance with US GAAP at end of year		172,598,133	87,650,337

Note: The above roll-forward does not include options and warrants issued as settlement of share issue costs as such issuances do not have an impact on net loss or total equity.

(a)	Share-based compensation expense

Under A-IFRS, the Company adopted AASB 2: ‘Share-Based Payment’ effective July 1, 2005. In accordance with the transitional provisions of AASB 2, the standard has been applied retrospectively to all share-based payments granted or issued after November 7, 2002 and that were not yet vested as of January 1, 2005.

Through June 30, 2005, the Company accounted for share-based payments granted to employees and directors under US GAAP using the intrinsic value method in accordance with Accounting Principles Board (‘APB’) Opinion No. 25: ‘Accounting for Stock Issued to Employees’ (‘APB 25’) and related interpretations to measure employee stock compensation. Under APB 25, compensation expense was recognized to the extent that the quoted market price of the stock exceeded the exercise price of the equity instrument, if any, at the measurement date, and was charged to earnings ratably over the vesting period. For options that vest upon the achievement of performance conditions beyond the Company’s control, compensation expense was recognized when the target was achieved.

The following table illustrates the effect on US GAAP net loss and loss per share if the Company had applied the fair value recognition provisions of Statements of Financial Accounting Standards (‘SFAS’) No. 123: ‘Accounting for Stock-Based Compensation’ (‘SFAS 123’) to stock-based employee compensation for the year ended June 30, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Year ended June 30, 2005
US GAAP net loss, as reported	(16,561,512)
Add: Stock-based employee compensation expense included in reported US GAAP net loss	125,018
Deduct: Total stock-based employee compensation expense determined under fair value based method	(4,537,993)

US GAAP pro forma net loss	(20,974,487)

US GAAP basic and diluted loss per share
As reported	$(0.08)
Pro forma	$(0.10)

Additionally, through June 30, 2005, the Company accounted for share-based payments granted to consultants under SFAS 123 and EITF Issue No. 96-18: ‘Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services’ (‘EITF 96-18’) under US GAAP. Under SFAS 123 and EITF 96-18, compensation cost was calculated based on the estimated fair value of the equity instruments measured on the date the services were completed by the respective consultants. For reporting periods prior to the measurement date, interim measures of compensation cost were recognized based on the fair value as of each reporting date and adjusted for changes in fair value between reporting dates.

Effective July 1, 2005, for US GAAP purposes the Company adopted SFAS No. 123R, ‘Share-Based Payment’ (‘SFAS 123R’) which replaces SFAS 123 and supersedes APB 25. SFAS 123R does not change the measurement guidance of EITF 96-18 for non-employee transactions. Under the modified prospective method of SFAS 123R, the Company applies SFAS 123R for equity-based compensation awards (or portion thereof): (i) granted on or after July 1, 2005; and (ii) not yet vested as of July 1, 2005. Such equity-based compensation awards are measured based on the fair value using the Black-Scholes model. The compensation is recognized as an expense in the statement of operations over the requisite service period. Prior periods have not been restated.

Total US GAAP share based compensation costs charged to the statement of operations was $1,953,056 and $281,222 for the years ended June 30, 2006 and 2005, respectively. No income tax benefits were recognized and no compensation cost was capitalized as part of property and equipment during the periods presented.

The retrospective transition provisions of AASB 2 and the modified prospective transition provisions of SFAS 123R give rise to GAAP differences in share-based compensation for the year ended June 30, 2005. There are no US GAAP reconciling items attributable to share-based compensation for the year ended June 30, 2006 as the impact on compensation cost resulting from differences in the standards, such as the determination of the measurement date for share-based payments made to non-employees, is de minimis.

(b)	Fair value of equity instruments issued as consideration

Under A-IFRS, the fair value of equity instruments issued as consideration in a purchase business combination is based on the quoted market price as of the date of consummation. Under US GAAP, the fair value of the equity instruments issued to effect a purchase business combination is based on the average quoted market price for a period of two days before and two days after the date the terms of the acquisition is agreed to and announced. Accordingly, for US GAAP purposes, the Company has recorded an increase to the value of identifiable intangible assets (where there is negative goodwill), the related deferred tax liability and goodwill, as appropriate. The increase in the value of identifiable intangible assets and the related deferred tax liability is amortized over the estimated useful life of the intangible of 12 years.

(c)	In-process research and development

Under A-IFRS, IPR&D projects acquired in a business combination are capitalized and remain on the balance sheet, subject to any impairment write-downs. Amortization is charged over the estimated useful life from the point when the assets became available for use. Under US GAAP, such assets are recognized in the purchase price allocation but are then written off immediately to the statement of operations, as the technological feasibility of the IPR&D has not yet been established and it has no alternative future use.

Under A-IFRS, deferred tax is provided for IPR&D assets acquired in a business combination. US GAAP does not provide for deferred tax on these assets, resulting in a reconciling adjustment to deferred tax and goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

(d)	Sales of stock by subsidiaries

In prior periods, certain of the Company’s subsidiaries issued additional shares which resulted in a change in pSivida’s proportionate interest in the respective subsidiaries. Under A-IFRS, the change in pSivida’s proportionate interest in the respective subsidiaries due to share issuances is eliminated on consolidation and therefore is not recognized in the consolidated financial statements. Under US GAAP, the issuance of ordinary shares by a subsidiary is accounted for in accordance with Staff Accounting Bulletin (‘SAB’) No. 51, ‘Accounting For Sales Of Stock By A Subsidiary’ (‘SAB 51’) which requires the difference between the carrying amount of the parent’s investment in a subsidiary and the underlying net book value of the subsidiary after issuance of ordinary shares by the subsidiary be reflected as either a gain or loss in the statement of operations or reflected as an equity transaction. The Company has elected to account for SAB 51 gains and losses resulting from the sale of a subsidiary’s ordinary shares as equity transactions. Accordingly, for US GAAP purposes, the Company has recorded an adjustment to the value of identifiable intangible assets, the related deferred tax liability and additional paid-in capital for the resulting SAB 51 gains and losses. The adjustment to the value of identifiable intangible assets and the related deferred tax liability is amortized over the estimated useful life of 12 years.

(e)	Sale and leaseback transaction

Prior to the date of the acquisition of CDS (now pSivida Inc), CDS entered into a sale and leaseback transaction in relation to its premises, which resulted in a gain on sale of the premises.
Under A-IFRS, the gain on sale is recognised immediately on the date of the transaction, and therefore has been recognized as a pre-acquisition profit in the accounts of CDS for A-IFRS purposes. In accordance with US GAAP, the gain on sale is deferred and amortized on a straight-line basis over the lease period of 36 months.

(f)	Loss per share

Under A-IFRS, loss per share is calculated by dividing loss attributable to members of the parent entity by the weighted average number of shares on issue for the period. Methods of computing loss per share in accordance with US GAAP are documented in SFAS No. 128, ‘Earnings per Share’.

For the year ended June 30, 2006 and 2005, there were no differences in the calculation methodology of loss per share under A-IFRS and US GAAP.

Basic and diluted loss per share are identical for all periods presented as potentially dilutive securities, including options, warrants and convertible debt, have been excluded from the calculation of the diluted net loss per common share because the inclusion of such securities would be antidilutive.

(g)	Foreign currency translation adjustment

At the date of transition to A-IFRS, the Company elected to reset the foreign currency cumulative translation adjustment to zero under A-IFRS, with the offset recorded against the opening balance of accumulated deficit. US GAAP does not allow the foreign currency cumulative translation adjustment to be reset. This GAAP difference has no impact on net loss or total equity.

(h)	Convertible note

Upon initial recognition, the proceeds received on the issue of the convertible note with detachable warrants are allocated into liability and equity components. In accordance with A-IFRS, the liability component is measured based on the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component. The equity component is determined by deducting the liability component from the proceeds received on the issue of the notes. A portion of the liability proceeds is then allocated to any embedded derivatives that require bifurcation, at an amount equal to fair value. In accordance with US GAAP, the proceeds received are first allocated to the convertible note and the detachable warrants on a relative fair value basis. Then, a portion of convertible note proceeds is allocated to any embedded derivatives, such as the holder’s conversion option, that require bifurcation, at an amount equal to fair value. The resulting difference under these recognition methods of the convertible note is de minimis and therefore is not included in the US GAAP reconciliation.

(i)	Balance sheet classification differences

Under A-IFRS, subsequent events are not considered when determining the appropriate classification of debt at the balance sheet date. Under US GAAP, subsequent events are considered when short term obligations have been refinanced after the balance sheet date but before the financial statements are issued, resulting in the reclassification of a portion of the convertible note from current to long-term liabilities as of June 30, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Under A-IFRS, debt issuance costs are set off directly against the debt, while under US GAAP, the debt issuance costs are included within the balance sheet as a deferred asset.

Under A-IFRS, all deferred tax balances are classified as non-current. Under US GAAP, deferred tax assets and liabilities are classified as current or non-current based on the classification of assets and liabilities to which timing differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items.

Under A-IFRS, the restricted cash associated with the convertible note is disclosed as a component of cash and cash equivalents. Under US GAAP, the amount is classified separately from cash and cash equivalents as restricted cash on the face of the balance sheet.

(j)	Statement of operation differences

Under A-IFRS, the Company does not distinguish between operating and non-operating income (loss). Under US GAAP, interest income and finance costs are classified as a component of non-operating income (loss).

Under A-IFRS, the Company classifies intangible asset amortization expense as a component of “selling, general and administrative” expenditure. Under US GAAP, amortization of intangible assets used in research and development activities is classified as a component of “research and development” expenditure.

(k)	Other

Other potential GAAP differences that were considered but not included in the US GAAP reconciliation are as follows:

Principles of consolidation / step acquisitions

Under A-IFRS, the minority interest is presented in the balance sheet within equity, separately from the parent shareholders’ equity. Under US GAAP, the minority interest is presented outside equity, between liabilities and equity. This did not result in a reconciling item as all subsidiaries are wholly-owned as of June 30, 2006 and 2005.

A-IFRS does not include prescriptive guidance on accounting for step acquisitions. In the absence of such guidance, the Company applied the partial-step up method in US GAAP for A-IFRS purposes. Other than as detailed in the paragraphs above, there is no difference in the accounting treatment for step acquisitions under US GAAP compared to that under A-IFRS as applied by the Company.

Receivables

There is no difference in the accounting treatment of receivables under US GAAP compared to that required under A-IFRS in the Company’s circumstances.

Impairment of goodwill and long-lived assets

Under A-IFRS and US GAAP, goodwill is not amortized but reviewed for impairment annually and when indicators of impairment arise. Under A-IFRS, the impairment test is performed at the cash-generating unit level, being the lowest level to which goodwill can be allocated. The recoverable amount of the cash-generating unit (i.e., the higher of the fair value less costs to sell and value in use) is compared to its carrying amount. The impairment loss is immediately recognized in profit or loss the excess of the carrying amount over the recoverable amount. Under US GAAP, the impairment test is performed at the reporting unit level, being either a business segment or one organization level below. A two step impairment test is performed: (i) the fair value of the reporting unit is compared to the carrying amount of the reporting unit including goodwill; and (ii) the goodwill impairment is measured as the excess of the carrying amount of goodwill over its implied fair value. The impairment loss is immediately recognized in profit or loss. There is no goodwill impairment for the periods presented, and hence no GAAP difference.

Under A-IFRS and US GAAP, long-lived assets are tested for impairment if there is any such indication. Under A-IFRS, impairment is indicated, and a detailed calculation must be performed, if the asset’s carrying amount exceeds its recoverable amount. The impairment loss is based on the recoverable amount. Under US GAAP, impairment is indicated, and a detailed calculation must be performed, if the asset’s carrying amount exceeds the expected future cash flows to be derived from the asset on an undiscounted basis. The impairment loss is based on the fair value. There were no indicators of impairment during the periods presented, and hence no GAAP difference.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Current and deferred income taxes

As applied to the Company, there is no difference in the accounting treatment of current and deferred income taxes, other than the deferred tax impact of US GAAP adjustments arising from the differences referred to above and the balance sheet classification difference.

Provisions

Under A-IFRS and US GAAP, provisions relating to present obligations from past events are recorded if the outflow of resources is probable and can be reliably estimated. A-IFRS requires the time value of money to be taken into account when making a provision. In contrast, US GAAP only permits a provision to be discounted where the amount of the liability and timing of payments are fixed or reliably determinable, or where the obligation is a fair value obligation (e.g., asset retirement obligation). Where there is a range of possible outcomes, A-IFRS requires a provision for the expected value to be made. If a range of estimates is predicted and no amount in the range is more likely than any other amount in the range, the ‘mid-point’ of the range is used to measure the liability Under US GAAP, where the liability is not measured at fair value and there is a range of possible outcomes and no amount in the range is more likely than any other amount in the range, the ‘minimum’ (rather than the ‘mid-point’) amount is used to measure the liability. Due to the nature of the provisions recorded by the Company, the difference in accounting policies did not result in a GAAP difference.

Registration rights agreement

Under A-IFRS and US GAAP, the Company accounts for the financial instrument and related registration rights agreement separately as freestanding instruments. The Company records a liability for the penalties payable pursuant to the liquidated damages clause per the registration rights agreement in the period in which the penalty is triggered. The Company believes the registration rights agreement does not meet the definition of a derivative in accordance with A-IFRS and US GAAP. Based on the Company’s accounting policies, there is no difference in the accounting treatment for a registration rights agreement under US GAAP compared to that under A-IFRS as applied by the Company.

30.	Additional disclosures

(a)	Intangible assets

Assuming no acquisitions, the Company expects to recognize aggregate US GAAP intangible asset amortization expense of $13,336,030 for each of the five succeeding fiscal years.

(b)	Income tax

The components of A-IFRS loss from ordinary activities before income tax expense consisted of the following for the years ended June 30, 2006 and 2005:

	Years Ended June 30,
	2006	2005
	$	$
United States	(9,638,598)	-
Australia	(10,474,732)	(8,182,730)
United Kingdom	(16,428,446)	(11,173,086)
Singapore	(1,144,158)	(1,458,107)
Total	(37,685,934)	(20,813,923)

As at June 30, 2006, the Company has net operating loss carry-forwards of $28,446,347. The United States State Tax carry-forwards expire from 2007 to 2014. For the other jurisdictions in which the Company incurs losses, the carry-forwards do not expire on a time basis. Expiration will depend on the legislation of the countries in which losses are incurred, and will generally be triggered by a change in control or business activity.

(c)	Share-based payments

Refer to Note 19 for disclosure of options granted by pSivida and AION to directors and employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Options granted to non-employees
pSivida grants share options to certain consultants as remuneration for services rendered. Such options may be subject to market-based vesting conditions, are issued for terms not exceeding five years, and are settled through the issue of equity. The following table summarizes the activity of share options granted to non-employees for services rendered for the years ended June 30, 2006 and 2005.

	Year ended June 30,
	2006		2005
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of year	3,130,000	1.00	500,000	0.61
Granted	-		2,630,000	1.07
Forfeited	(10,000)	1.18
Outstanding at end of year	3,120,000	1.00	3,130,000	1.00
Exercisable at end of year	2,920,000	0.95	2,930,000	0.95

The options outstanding as of June 30, 2006 have a weighted average remaining contractual life of 2.2 years and exercise prices in the following ranges:

Range of exercise price	Number of options	Weighted average exercise price
$0.50 to $0.75	500,000	$0.61
$0.75 to $1.00	165,000	$0.80
$1.00 to $1.25	2,455,000	$1.09
	3,120,000

Warrants granted to non-employees
pSivida grants warrants over ADSs issued to certain consultants as remuneration for services rendered. Such warrants vest at the date of issue, are issued for terms not exceeding three years, and are settled through the issue of equity. The following table summarizes the activity of warrants over ADSs granted to non-employees for services rendered for the year ended June 30, 2006. No warrants over ADSs were granted in prior years.

	Year ended June 30,
	2006
	Number of warrants over ADSs	Weighted average exercise price US$
Outstanding at beginning of year	-	-
Granted	133,000	12.50
Outstanding at end of year	133,000	12.50
Exercisable at end of year	133,000	12.50

The 133,000 warrants over ADSs (equivalent to 1,330,000 warrants over ordinary shares) outstanding at June 30, 2006 have an exercise price of US$12.50 and a remaining contractual life of 2.2 years.

As discussed in Note 10, pSivida also issued detachable warrants over 633,803 ADSs (representing warrants over 6,338,030 ordinary shares) as part of the convertible note agreement during the year ended June 30, 2006.

Non-vested ADSs issued to CDS employees
On December 30, 2005, pSivida granted 121,118 non-vested ADSs (equivalent to 1,211,180 non-vested ordinary shares) with a fair value of US$5.17 per ADS to CDS employees in connection with employee retention agreements for which employee services subsequent to the consummation date of the acquisition are required in order for the ADSs to vest. As of June 30, 2006, there was $476,957 of total unrecognized compensation cost related to non-vested ADSs. That cost is expected to be recognized over a weighted average period of 7.8 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Other
During the year ended June 30, 2006, pSivida granted 899,193 non-vested ADSs (equivalent to 8,991,930 non-vested ordinary shares) and 172,446 options over ADSs (equivalent to 1,724,460 non-vested ordinary shares) as part of the consideration for the acquisition of CDS. See Note 25.

During the year ended June 30, 2005, pSivida granted 638,537 share options as part of the consideration for the acquisition of pSiMedica Limited. See Note 17(d).

(d)	Development stage

The Company meets the definition of a development stage enterprise under SFAS No. 7, ‘Accounting and Reporting by Development Stage Enterprises’ (‘SFAS 7’). The following additional disclosures, prepared on an A-IFRS basis considering the AASB 1 exemptions, are required in accordance with SFAS 7:

Cumulative consolidated statement of operations from the inception of the development stage (December 1, 2000) to June 30, 2006 - A-IFRS basis

Period from inception of development stage (Dec 1, 2000) to June 30, 2006
$

Revenue	1,612,995
Other income	1,992,328
Research and development	(41,154,037)
Selling, general and administrative	(40,241,999)
Finance costs	(4,581,289)
Change in fair value of derivative	3,407,915
Foreign exchange gain	561,699

Loss before income tax benefit	(78,402,388)
Income tax benefit	16,541,249

Loss for the period	(61,861,139)
Loss attributable to minority interest	8,745,976

Loss attributable to members of the parent entity	(53,115,163)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Cumulative consolidated cash flow statement from the inception of the development stage (December 1, 2000) to June 30, 2006 - A-IFRS basis

Period from inception of development stage (December 1, 2000) to June 30, 2006
$

Cash flows from operating activities
Receipts from customers	1,982,174
Payments to suppliers, employees and consultants	(20,323,790)
Research and development expenditure	(34,106,553)
Interest received	1,932,327
Other income	260,200
Income received in advance	486,780
Interest expense	(1,014,534)

Net cash used in operating activities	(50,783,396)

Cash flows from investing activities
Purchase of property, plant and equipment	(6,392,038)
Proceeds on sale of property, plant and equipment	728,460
Net cash paid for acquisitions of businesses	(4,033,058)
Net cash paid for increased interest in subsidiaries	(3,915,058)

Net cash used in investing activities	(13,611,694)

Cash flows from financing activities
Proceeds from issue of ordinary shares	58,488,391
Payment of share issue costs	(4,426,899)
Proceeds from borrowings	20,500,500
Payment of borrowing costs	(1,238,959)
Equity contributions from minority interest	5,508,030

Net cash provided by financing activities	78,831,063

Net increase in cash and cash equivalents	14,435,973
Cash and cash equivalents at the beginning of the period	597,000
Effects of exchange rate changes on the balance of cash held in foreign currencies	413,579
Cash and cash equivalents at the end of the period	15,446,552

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

Equity issuances from the inception of the development stage (December 1, 2000) to June 30, 2006 - A-IFRS basis

	Number of shares	Contributed equity
		$
Balance at inception of development stage - December 1, 2000	62,329,947	6,060,181
Issue of shares in connection with placement at $0.30 per share, net of issue costs - December 1, 2000	9,300,000	2,773,709
Non-cash issue of shares as consideration for acquisition at $0.30 per share, net of issue costs - May 10, 2001	10,918,535	3,273,959
Balance June 30, 2001	82,548,482	12,107,849
Issue of shares in connection with placement at $0.20 per share, net of issue costs - November 22, 2001	12,300,000	2,332,410
Issue of shares in connection with share purchase plan at $0.22 per share, net of issue costs - May 9, 2002	998,500	209,357
Balance June 30, 2002	95,846,982	14,649,616
Issue of shares in connection with placement at $0.12 per share, net of issue costs - October 10, 2002	7,000,000	792,568
Non-cash issue of shares in lieu of director’s fees at $0.13 per share - November 25, 2002	769,231	100,000
Issue of shares pursuant to exercise of stock options at $0.20 per share - June 19, 2003	300,000	60,000
Balance June 30, 2003	103,916,213	15,602,184
Issue of shares in connection with share purchase plan at $0.24 per share, net of issue costs - August 4, 2003	3,891,572	932,297
Issue of shares pursuant to exercise of stock options at $0.20 per share - August 2003 to May 2004	8,130,000	1,626,000
Non-cash issue of shares as consideration for acquisition at $0.50 per share, net of issue costs - October 6, 2003	13,000,000	6,161,600
Issue of shares in connection with placement at $1.09 per share, net of issue costs - April 20, 2004	19,375,000	19,308,011
Issue of shares in connection with placement at $1.16 per share, net of issue costs - April 23, 2004	5,625,000	6,327,890
Balance June 30, 2004	153,937,785	49,957,982
Non-cash issue of shares as consideration for acquisition at $1.09 per share, net of issue costs - August 5, 2004	49,804,381	54,259,353
Issue of shares pursuant to exercise of stock options at $0.20 per share - July 2004 to December 2004	13,070,000	2,614,000
Issue of shares pursuant to exercise of stock options at $0.40 per share - October 2004 to December 2004	2,200,000	880,000
Issue of shares pursuant to exercise of stock options at $0.50 per share - December 14, 2004	150,000	75,000
Issue of shares pursuant to exercise of stock options at $0.65 per share - December 14, 2004	150,000	97,500
Balance June 30, 2005	219,312,166	107,883,835

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In Australian Dollars (except as otherwise stated)

	Number of shares	Contributed equity
		$
Issue of shares in connection with PIPE at $0.848 per share, net of issue costs - September 5, 2005	6,650,000	4,842,372
Non-cash issue of shares as consideration for acquisition at $0.71 per share, net of issue costs - December 30, 2005	159,836,610	110,805,519
Non-cash issue of non-vested ADSs to CDS employees in relation to salaries and wages as part of the CDS acquisition - December 30, 2005	1,211,180	-
Issue of shares pursuant to exercise of stock options at $0.71 per share - April 21, 2006	38,740	27,521
Forfeiture of nonvested ADSs issued as part of CDS acquisition - April 2006	(528,400)	(291,174)
Issue of shares pursuant to rights issue at $0.60 per share - June 15, 2006	10,515,811	6,146,490
Amortisation of non-vested ADSs issued as part of the CDS acquisition	-	962,471
Balance June 30, 2006	397,036,107	230,377,034

(e)	Recently issued but not yet adopted US GAAP pronouncements

In May 2005, the Financial Accounting Standards Board (‘FASB’) issued SFAS No. 154: ‘Accounting Changes and Error Corrections’ (‘SFAS 154’), a replacement of APB Opinion No. 20: ‘Accounting Changes’ and SFAS No. 3: ‘Reporting Accounting Changes in Interim Financial Statements’, effective for fiscal years beginning after December 15, 2005 (fiscal 2007 for the Company). SFAS 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement which does not include specific transition provisions. At this time management reasonably believes that the adoption of SFAS 154 will not have a material effect on the Company’s financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes’ (‘FIN 48’) as an interpretation of SFAS No. 109, ‘Accounting for Income Taxes’. This Interpretation clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with this Interpretation begins with a determination as to whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. FIN 48 is effective no later than fiscal years beginning after December 15, 2006, and is required to be adopted by the Company on July 1, 2007. The Company is currently assessing the impact of the adoption of FIN 48.

In September 2006, the SEC issued SAB No. 108, ‘Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements’ (‘SAB 108’) which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by the Company in fiscal 2007. However, early application is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, filed after the publication of this guidance. The Company is currently assessing the impact of the adoption of SAB 108.

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (‘SFAS 157’). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This Statement is required to be adopted by the Company on July 1, 2008. The Company is currently assessing the impact of the adoption of this Statement.